      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 11, 2000


                                                      REGISTRATION NO. 333-34184
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             AEROFLEX INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           11-1974412
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)
               35 SOUTH SERVICE ROAD                             MICHAEL GORIN, PRESIDENT
             PLAINVIEW, NEW YORK 11803                             AEROFLEX INCORPORATED
                  (516) 694-6700                                   35 SOUTH SERVICE ROAD
    (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE                   PLAINVIEW, NEW YORK 11803
   NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S                       (516) 694-6700
           PRINCIPAL EXECUTIVE OFFICES)                     (NAME ADDRESS AND TELEPHONE NUMBER,
                                                        INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

             NANCY D. LIEBERMAN, ESQ.                               GREGG BERMAN, ESQ.
      BLAU, KRAMER, WACTLAR & LIEBERMAN, P.C.                   FULBRIGHT & JAWORSKI L.L.P.
              100 JERICHO QUADRANGLE                                 666 FIFTH AVENUE
              JERICHO, NEW YORK 11753                            NEW YORK, NEW YORK 10103
                  (516) 822-4820                                      (212) 318-3000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ].

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [ ].

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ].
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM        PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF            AMOUNT TO             OFFERING PRICE            AGGREGATE               AMOUNT OF
 SECURITIES TO BE REGISTERED        BE REGISTERED          PER SECURITY(1)          OFFERING PRICE         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par
  value.......................        3,737,500                29.60(2)              $110,630,000             $29,207(3)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.


(2) Pursuant to Rule 457(c) under the Securities Act of 1933, the proposed maximum offering price of each share of the Registrant's Common Stock is estimated to be the average of the high and low sale prices of a share as of a date five business days before the filing of this Registration Statement. Accordingly, the Registrant has used $29.60 as such price per share, which is the average of the high bid of $31.31 and the low ask of $27.88 reported by the Nasdaq National Market on May 10, 2000.



(3) $45,940 previously paid.


                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MAY 11, 2000

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                3,250,000 SHARES

                                [AEROFLEX LOGO]

                                  COMMON STOCK
                               $       PER SHARE

--------------------------------------------------------------------------------

Aeroflex Incorporated is offering 2,500,000 shares of common stock and selling stockholders are offering 750,000 shares of common stock with this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders.


Our common stock is quoted on the Nasdaq National Market under the symbol ARXX. On May 9, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $32.13 per share.


INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                            PER SHARE      TOTAL
                                            ---------   -----------
Price to the public.......................   $          $
Underwriting discount.....................
Proceeds to Aeroflex......................
Proceeds to selling stockholders..........

The selling stockholders have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 487,500 additional shares from the selling stockholders within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS
           A.G. EDWARDS & SONS, INC.
                      WIT SOUNDVIEW
                                 WASSERSTEIN PERELLA SECURITIES, INC.
               The date of this prospectus is            , 2000.

The artwork includes a collage of five pictures on a background of illuminated fiber optic cable. The upper left-hand picture is of a 68-up array wafer of fiber optic termination boards. The upper right-hand picture is of a single fiber optic termination board. The picture on the far right is of a source laser assembly. The lower right-hand picture is of a router. The lower left-hand picture is of a baby at a monitor and keyboard.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    6
Forward-Looking Statements..................................   11
Use of Proceeds.............................................   12
Dividend Policy.............................................   13
Price Range of Common Stock.................................   13
Capitalization..............................................   14
Selected Consolidated Financial Data........................   15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   16
Business....................................................   27
Management..................................................   35
Principal and Selling Stockholders..........................   37
Shares Eligible for Future Sale.............................   39
Underwriting................................................   40
Legal Matters...............................................   42
Experts.....................................................   42
Where You Can Find More Information.........................   42
Index to Consolidated Financial Statements..................  F-1

                            ------------------------

As used in this prospectus, the terms "we," "us," "our," and "Aeroflex" mean Aeroflex Incorporated and its subsidiaries, unless we specify otherwise. Unless we indicate otherwise, the information in this prospectus assumes no exercise of the underwriters' over-allotment option or any other option or warrant.

PIMIC(TM) and Commercial RadHard(TM) are our trademarks. All other trademarks mentioned in this prospectus are the property of their respective owners.

We are incorporated under the laws of the state of Delaware. Our executive offices are located at 35 South Service Road, Plainview, New York, 11803 and our telephone number is (516) 694-6700.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or
about                , 2000, against payment in immediately available funds.

                               PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and accompanying notes that appear elsewhere in this prospectus.
                                 ABOUT AEROFLEX

We design, develop and manufacture microelectronic products and automated testing equipment for the communications market. Using our technology base, our products support and enhance the bandwidth, speed and mobility for all sectors of the broadband communications market, including fiber optics, broadband cable, fixed broadband wireless and satellite communications systems. We have also developed advanced technologies in high-speed stimulus/response measurement systems which are used as the basis for increased testing speed of communications systems.

Worldwide demand for integrated voice, data and video communications services is growing rapidly. The volume of high speed data traffic across global communications networks has grown dramatically as the public Internet and private business intranets have become essential for daily communications and electronic commerce. Servicing the increasing demand for higher bandwidth content and applications requires cost-effective and high-speed connections which are often unavailable or inadequate over existing wire-based networks. Other new communications technologies, such as fiber optics, broadband cable and wireless, and satellite, are being used to expand the capabilities of existing networks or build new broadband data networks. In order to meet the demand for broadband services, service providers are turning to systems integrators or original equipment manufacturers, or OEMs, to build out infrastructure quickly, efficiently and in accordance with exacting performance specifications. OEMs, in turn, are looking to outsource the design and manufacture of highly integrated, reliable subsystems and components in a cost-effective manner.

Our products provide advanced technology solutions for bandwidth and capacity needs. Our products are incorporated into systems and subsystems of the communications infrastructure. Our interconnect products are based on our thin film manufacturing technology which, among other things, allows fiber optic module manufacturers to achieve maximum performance with a low cost of ownership and a high level of quality. Due to the unique dimensional, thermal and electrical capabilities of our passive integrated microelectronic interconnect circuit technology, our products have become essential components in:

  --   fiber optic transmitters, receivers and amplifiers;

  --   cable amplifiers; and

  --   point-to-point and point-to-multipoint microwave radios.

We have combined our microelectronic circuit technology with our thin film capabilities to offer complete modules and sub-assemblies for fiber optic and other communication applications. We have pioneered the use of commercial foundries to produce radiation tolerant components, known as Commercial RadHard, for the commercial space marketplace. Our satellite products include both custom and standard integrated circuits.

Our high-speed test systems provide communication system manufacturers with faster, smaller and more economical testing solutions. Our line of frequency synthesizers offers the best combination of high-speed and low phase noise available covering all communications frequencies.

Our customers include:

  --   Nortel Networks       --   Agilent Technologies
  --   Lucent Technologies   --   Teradyne
  --   Motorola              --   Lockheed Martin
  --   JDS Uniphase          --   Ortel

Our strategy is to maintain our market leadership in advanced microelectronics, interconnects, radiation tolerant integrated circuits and testing solutions for the broadband communications market. The key elements of our strategy are:

  -- to continue to provide advanced technology products for the broadband communications market;

  --   to increase our content in our customers products;

  -- to maintain and enhance our technological leadership and manufacturing capability; and

  --   to continue to pursue strategic acquisitions.

                                  THE OFFERING

Common stock offered by us......................   2,500,000 shares

Common stock offered by the selling
stockholders....................................     750,000 shares


Common stock to be outstanding after the
offering........................................  21,406,755 shares


Use of proceeds.................................  To repay debt, for working capital, including research
                                                  and development, and expansion
                                                  of our facilities, and for
                                                  other general corporate
                                                  purposes, which may include
                                                  acquisitions.

Nasdaq National Market symbol...................  ARXX


The number of shares outstanding after the offering does not include 4,878,096 shares subject to stock options and warrants outstanding as of May 9, 2000 with a weighted average exercise price of $18.02.


                      SUMMARY CONSOLIDATED FINANCIAL DATA


The special charge of $3.5 million ($0.18 per share diluted and $0.20 basic) in fiscal 1999 is for the write-off of in-process research and development acquired in connection with the purchase of UTMC Microelectronic Systems Inc. in February 1999. The as adjusted balance sheet data in the table below gives effect to our sale of 2,500,000 shares of common stock in this offering at an assumed offering price of $32.13 per share and the application of the net proceeds from the sale of shares, after deducting the underwriting discount and our estimated offering expenses. The as adjusted number excludes 52,646 shares issued upon the exercise of stock options and warrants after March 31, 2000 and through May 9, 2000, the 570,000 shares to be issued to certain selling stockholders upon the exercise of stock options and sold under this prospectus and the related tax benefit to us.



                                                                                    NINE MONTHS ENDED
                                                       YEARS ENDED JUNE 30,             MARCH 31,
                                                   -----------------------------   -------------------
                                                    1997       1998       1999       1999       2000
                                                   -------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
      STATEMENT OF OPERATIONS DATA:
      Net sales..................................  $94,299   $118,861   $157,104   $108,430   $129,878
      Gross profit...............................   31,190     41,575     58,459     38,926     45,419
      Special charge.............................       --         --      3,500      3,500         --
      Operating income...........................    9,736     14,858     17,584     10,246     13,033
      Net income.................................  $ 4,420   $  8,406   $  9,757   $  5,256   $  7,303
                                                   =======   ========   ========   ========   ========
      Net income per common share:
        Basic....................................  $  0.36   $   0.57   $   0.55   $   0.30   $   0.39
                                                   =======   ========   ========   ========   ========
        Diluted..................................  $  0.34   $   0.51   $   0.51   $   0.28   $   0.37
                                                   =======   ========   ========   ========   ========
      Weighted average number of common shares
        outstanding:
        Basic....................................   12,446     14,802     17,784     17,628     18,546
        Diluted..................................   14,620     16,527     19,128     18,973     19,788



                                                                        MARCH 31, 2000
                                                                    -----------------------
                                                                     ACTUAL     AS ADJUSTED
                                                                    --------    -----------
                                                                        (IN THOUSANDS)
      BALANCE SHEET DATA:
      Cash and cash equivalents...................................  $  6,285     $ 69,122
      Working capital.............................................    61,435      129,272
      Total assets................................................   171,965      234,802
      Total debt..................................................    25,439       12,439
      Stockholders' equity........................................   116,604      192,441

                                  RISK FACTORS

You should carefully consider the factors described below and other information contained in this prospectus before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of future operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please refer to "Forward-Looking Statements" on page 11.

CHANGES IN TECHNOLOGY MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

The markets for most of our products change rapidly because of technological innovation, evolving industry standards and new product introductions and enhancements. Sales of our products depend in part on the continuing development and use of microelectronic modules, integrated circuits, interconnect and testing products. We cannot guarantee that demand for our products will not be reduced by new developments in the

   --     fiber optics;

   --     broadband cable;

   --     wireless; and

   --     satellite markets.

Our success depends on our ability to enhance our existing products and to develop and introduce innovative new products on a timely basis that gain market acceptance. We cannot guarantee that we will successfully integrate new technologies into our products or develop new products in a timely manner.

GROSS MARGINS FOR OUR PRODUCTS MAY DECLINE OVER TIME.

Average selling prices for some of our products decline over time. Many of our manufacturing costs are fixed. For a given level of sales, when our manufacturing costs decline, our gross margins improve, and when our manufacturing costs increase, our gross margins decline. Our operating results suffer when gross margins decline. We have also experienced cost overruns on some of our fixed-price contracts in the past and we cannot guarantee that we will not have cost overruns in the future. We may experience these problems in the future and we cannot predict when they may occur or their severity.

OUR FAILURE TO OBTAIN A RETURN ON OUR INVESTMENTS IN DESIGN AND ENGINEERING MAY CAUSE OUR BUSINESS TO SUFFER.

We make significant investments in design and engineering of new products for our customers without requiring them to commit to any future purchase of such products. If we fail to receive initial or follow-on orders, it may have a material adverse effect on our business, results of operations and financial condition.

OUR PRODUCTS COULD CONTAIN DEFECTS, WHICH COULD SUBJECT US TO PRODUCT LIABILITY CLAIMS OR REDUCE PRODUCT SALES.

Our sales of products and systems may subject us to product liability and related claims. A product liability claim brought against us could have a material adverse effect upon our business, operating results and financial condition. Complex products, like those we sell, may contain defects or failures. There can be no assurance that, despite testing of our products, errors will not be found in products after shipment, resulting in

   --     loss of market share;

   --     failure to achieve market acceptance; or

   --     product liability claims.

Although we have product liability insurance, we cannot guarantee that our insurance coverage will apply to a particular claim or that we have enough insurance coverage if someone makes a significant claim.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY ON A QUARTERLY BASIS.

Our sales, earnings and other operating results have fluctuated significantly in the past, and we expect this trend will continue. Factors which affect our results include:

   -- the timing, cancellation or rescheduling of customer estimates, orders and shipments;
   --     the pricing and mix of products sold;
   --     new product introductions by us;
   -- our ability to obtain components and subassemblies from contract manufacturers and suppliers; and
   --     variations in manufacturing efficiencies.

Many of these factors are beyond our control. Historically, the fourth quarter of our fiscal year has been our strongest. Our performance in any one fiscal quarter is not necessarily indicative of any financial trends or future performance.

WE FACE CHALLENGES IN MANAGING OUR GROWTH.

We develop, manufacture and market diverse products. The growth in the size and complexity of our business and the expansion of our product lines and customer base have placed significant demands on our management and operations, and we expect that they will continue to place such demands. Our ability to compete effectively and to manage future growth will depend on our ability to continue to implement and improve operational and financial systems on a timely basis. We cannot guarantee that we will be able to manage our future growth. If we cannot, it could have a material adverse effect on our business, operating results and financial condition.

OUR BUSINESS MAY SUFFER IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY.

Our success depends upon our intellectual property rights. We own several patents, patent licenses and trademarks. We rely on a combination of:

   --     trade secret, patent, copyright and trademark laws;
   --     employee and third-party nondisclosure agreements; and
   --     limiting access to and distribution of proprietary information.

Trade secret, patent, copyright and trademark laws provide limited protection. These laws, combined with the steps we take to protect our proprietary rights, may not be enough to prevent our loss of those rights. Also, these protections do not prevent our competitors from independently developing products similar or superior to our products and technologies. To further develop our services or products, we may need to acquire licenses for intellectual property to avoid infringing on a third party's product. These licenses may not be available on commercially reasonable terms, if at all. Our failure or inability to protect our proprietary technology or to obtain appropriate licenses could have a material adverse effect on our business, operating results or financial condition.

We also cannot guarantee that in the future, third parties will not claim that we infringed on their intellectual property. Asserting our rights or defending against third party claims could involve substantial costs and diversion of resources, which could materially and adversely affect us. If a third party is successful in a claim that one of our products infringed its proprietary rights, we may have to

   --     pay substantial royalties or damages;
   --     remove our product from the marketplace; or
   -- spend substantial amounts to modify the product so that it no longer infringes those proprietary rights.

A LARGE PERCENTAGE OF OUR SALES ARE TO A SMALL GROUP OF CUSTOMERS.


In fiscal 1999, our sales to Lockheed Martin Corp. were 12.2%, and our sales to Lucent Technologies Inc. were 11.4%, of our total net sales. For the nine months ended March 31, 2000, our sales to Teradyne Inc. were 12.1%, and our sales to Lockheed Martin Corp. were 10.2%, of our total net sales. In addition, a significant amount of our sales are to a limited group of customers, including


   --     contractors of the United States Department of Defense;
   --     Nortel Networks;
   --     Motorola;
   --     Hughes Space & Communications;
   --     Raytheon; and
   --     Northrop Grumman.

We expect that we will continue to sell products to a relatively small group of customers. As a result, any cancellation, reduction or delay in orders by or shipments to any significant customer, as a result of manufacturing or supply difficulties or otherwise, or the inability of any customer to finance its purchases of our products would materially adversely affect our business, operating results and financial condition.

In addition, although our sales to the defense market have declined from 74% in fiscal 1995 to 41% in fiscal 1999, our sales could be materially adversely impacted by a decrease in defense spending by the United States government because of defense budget cuts, general budgetary constraints or otherwise. The United States defense budget has been reduced and may be further reduced. Fewer available defense industry production programs, together with continued pricing pressure on follow-on orders for programs on which we participate, may result in decreased sales of our defense products. Also, defense contracts frequently contain provisions that are not standard in commercial transactions, such as provisions which allow a contract to be canceled if funding for a program is reduced or canceled.

WE MAY NOT BE ABLE TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES.

Our future success depends on our ability to attract and retain qualified:

   --     engineering;
   --     management;
   --     manufacturing;
   --     quality assurance;
   --     marketing; and
   --     support personnel.

Competition for these personnel is intense. We cannot guarantee that we will be able to continue to attract and retain these personnel.

POSSIBLE ACQUISITIONS MAY DISRUPT OUR BUSINESS.

In the normal course of our business, we evaluate potential acquisitions of businesses, product lines and technologies that could complement or expand our business. In connection with any acquisition we do not know whether we will be able to

 --     successfully negotiate the terms of the acquisition;
 --     successfully finance the acquisition;
 -- successfully integrate an acquired business, product line, or technology into our existing business or product lines to fully benefit from an acquisition; or
 --     retain key personnel previously associated with the acquired businesses.

Negotiating potential acquisitions and integrating acquired businesses could divert management's time and resources. We may use proceeds from the offering to consummate a potential acquisition. In addition, in completing future mergers or acquisitions, we may issue a significant number of shares of common stock or incur significant additional indebtedness, which could dilute our earnings or the book value per share of our common stock.

WE RELY ON A LIMITED NUMBER OF SUPPLIERS AND CONTRACT MANUFACTURERS.

We rely on contract manufacturers and suppliers to provide us with services and materials necessary for our manufacture of products. In some cases we rely on sole suppliers or limited groups of suppliers. Selected ceramic substrates which are supplied to us by Coors Ceramics Co. are sole source items. Our reliance on contract manufacturers and on sole source suppliers involves several risks, including a potential inability to obtain critical materials or services and reduced control over:

   --     production costs;
   --     delivery schedules;
   --     reliability; and
   --     quality of components or subassemblies.

Our inability to obtain timely deliveries of acceptable quality, or any other circumstance that would require us to seek alternative contract manufacturers or suppliers, could affect our ability to timely deliver products to customers. This in turn would have a material adverse affect on our business, operating results and financial condition. In addition, if our contract manufacturers' or suppliers' costs increase and they pass their cost increase through to us, we may suffer losses if we cannot recover those cost increases under fixed price production commitments to our customers.

OUR STOCK PRICE MAY BE VOLATILE.

The stock market in general, and the market for shares of technology companies in particular, have experienced extreme price fluctuations. These price fluctuations are often unrelated to the operating performance of the affected companies. Many technology companies, including us, have experienced dramatic volatility in the market prices of their common stock. If our future operating results are below the expectations of stock market analysts and investors, our stock price may decline. We cannot be certain that the market price of our common stock will remain stable in the future. Our stock price may undergo fluctuations that are material, adverse and unrelated to our performance. In addition, our stock has recently begun trading on the Nasdaq Stock Market and we have no trading history on that market.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS INCLUDE ANTI-TAKEOVER PROVISIONS WHICH MAY DETER OR PREVENT A TAKEOVER ATTEMPT.

Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may discourage takeover attempts and hinder a merger, tender offer or proxy contest targeting us, including transactions in which stockholders might receive a premium for their shares. This may limit your ability as a stockholder to approve a transaction that you may think is in your best interest. These provisions include:

   -- Classified Board of Directors. Our certificate of incorporation provides for a board which is divided into three classes so not all of the directors are subject to election at the same time. As a result, someone who wishes to take control of our company by electing a majority of the board of directors must do so over a two year period.

   -- Shareholder Rights Plan. We adopted a rights plan which provided for a dividend distribution of one right for each share to holders of record of common stock on August 31, 1998. The rights become exercisable in the event any person or group accumulates 15% or more of our common stock, or if any person or group announces an offer which would result in it owning 15% or more of our common stock and our management does not approve of the proposed ownership.

   -- Employment Contracts. The employment agreements between us and each of Harvey R. Blau, Michael Gorin, Leonard Borow and Carl Caruso provide that in the event there is a change in control of Aeroflex, the employee has the option, exercisable within one year in the case of Messrs. Blau, Gorin and Borow and six months in the case of Mr. Caruso of his becoming aware of the change in control, to terminate his employment agreement. Upon such termination, each of Messrs. Blau, Gorin and Borow has the right to receive a lump sum payment equal to his compensation, including any incentive payment, for the remainder of the term of his contract, as well as a tax gross-up payment to cover any excise tax due and Mr. Caruso has the right to receive a lump sum payment equal to his base salary for the remainder of the term of his contract.

   -- Delaware anti-takeover statute. Delaware law restricts business combinations with stockholders who acquire 15% or more of a company's common stock without the consent of the company's board of directors.

These provisions could reduce the price that certain investors might be willing to pay in the future for shares of our common stock. Moreover, although our ability to issue preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of our voting stock.

                           FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the Securities and Exchange Commission which we have referenced under "Where You Can Find More Information" on page 42 contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our judgment regarding future events. Although we would not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which we are not aware. We urge you to consider the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus and in the other documents filed with the Commission in evaluating our forward-looking statements. We have no plans to update our forward-looking statements to reflect events or circumstances after the date of this prospectus. We generally identify forward-looking statements with the words "believe", "intend," "plan," "expect," "anticipate," "estimate," "will," "should" and similar expressions.

                                USE OF PROCEEDS


We estimate that the net proceeds from the sale of common stock we are offering will be approximately $75.8 million. "Net proceeds" is what we expect to receive after paying the underwriting discount and other expenses of the offering. We will not receive any proceeds from the sale of shares by the selling stockholders. We have agreed to pay the expenses, other than the underwriting discount, relating to the sale of these shares.


We intend to use the net proceeds of this offering to pay down $13.0 million of our debt. This debt was incurred to finance our purchase of UTMC Microelectronic Systems and currently bears interest at 7.9% per year. We intend to use the balance of the net proceeds for additional working capital, including research and development, and expansion of our facilities, and for general corporate purposes. We also may make one or more acquisitions of technologies, product lines or businesses which broaden or enhance our current product offerings. While we have been engaged in preliminary discussions with certain companies, we currently have no commitment or agreement with respect to any acquisition.

We will retain broad discretion in the allocation of the net proceeds from this offering. Pending the uses described above, the net proceeds will be invested in interest-bearing, investment-grade securities, U.S. Government securities, money market investments and short-term, interest-bearing deposits in major banks.

                                DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We have not declared or paid stock dividends on our common stock during the past four years. We intend to retain any future earnings for the development and expansion of our business and for acquisitions and so do not intend to declare or pay any cash dividends in the foreseeable future. In addition, we are a party to a revolving credit, term loan and mortgage agreement which prohibits us from paying cash dividends.

                          PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol "ARXX." Prior to March 21, 2000, our common stock was traded on the New York Stock Exchange under the symbol "ARX." The following table sets forth, for the calendar periods indicated, the high and low closing sales prices of our common stock as reported by the Nasdaq National Market since March 21, 2000 and, prior to March 21, 2000, the high and low closing sales prices of our common stock as reported by the New York Stock Exchange.


                                                                  HIGH      LOW
                                                                 ------    ------
   1998:
   First Quarter...............................................  $14.63    $ 7.88
   Second Quarter..............................................   14.31      8.50
   Third Quarter...............................................   11.56      6.69
   Fourth Quarter..............................................   15.13      7.50
   1999:
   First Quarter...............................................  $18.38    $12.06
   Second Quarter..............................................   19.75     13.00
   Third Quarter...............................................   21.56     12.19
   Fourth Quarter..............................................   13.56      5.56
   2000:
   First Quarter...............................................  $70.00    $ 9.69
   Second Quarter (through May 9, 2000)........................   45.44     26.00



On May 9, 2000, the last reported sale price on the Nasdaq National Market for our common stock was $32.13 per share. As of May 9, 2000, there were approximately 750 holders of record of our common stock.

                                 CAPITALIZATION


The following table sets forth our capitalization as of March 31, 2000 on an actual basis, and as adjusted to reflect our sale of the 2,500,000 shares of common stock that we are offering with this prospectus at an assumed price of $32.13 per share, after deducting the underwriting discount and our estimated offering expenses and applying the net proceeds. The as adjusted number excludes 52,646 shares issued upon the exercise of stock options and warrants after March 31, 2000 and through May 9, 2000, the 570,000 shares to be issued to certain selling stockholders upon the exercise of stock options and sold under this prospectus and the related tax benefit to us.



                                                                       MARCH 31, 2000
                                                                 ---------------------------
                                                                  ACTUAL         AS ADJUSTED
                                                                 --------        -----------
                                                                       (IN THOUSANDS)
   Current portion of long-term debt...........................  $  6,450         $  1,450
                                                                 ========         ========
   Long-term debt, net of current portion:
     Revolving credit, term loan and mortgage agreement........  $ 11,802         $  3,802
     Building Mortgage.........................................     3,765            3,765
     Equipment loans...........................................     3,422            3,422
                                                                 --------         --------
     Total long-term debt......................................    18,989           10,989
                                                                 --------         --------
   Stockholders' equity:
     Preferred Stock, par value $.10 per share, authorized
        1,000,000 shares Series A Junior Participating
        Preferred Stock, par value $.10 per share, authorized
        40,000 shares, none issued.............................        --               --
   Common Stock, par value $.10 per share, authorized
     40,000,000 shares, issued actual 18,894,698 shares; and as
     adjusted, 21,394,698 shares...............................     1,890            2,140
   Additional paid-in capital..................................   113,158          188,745
   Retained earnings...........................................     1,882            1,882
                                                                 --------         --------
                                                                  116,930          192,767
   Less: Treasury stock, 40,589 shares, at cost................       326              326
                                                                 --------         --------
     Total stockholders' equity................................   116,604          192,441
                                                                 --------         --------
     Total capitalization......................................  $135,593         $203,430
                                                                 ========         ========

                      SELECTED CONSOLIDATED FINANCIAL DATA


The following selected consolidated financial data for the five fiscal years ended June 30, 1995, 1996, 1997, 1998 and 1999 are derived from our audited financial statements. The financial information as of March 31, 2000 and for the nine months ended March 31, 1999 and 2000 has been derived from our unaudited financial information, which, we believe, includes all recurring adjustments necessary for a fair presentation of that financial information. The special charge of $23.2 million ($1.94 per share) in 1996 is for the write-off of in-process research and development acquired in connection with the purchase of MIC Technology Corporation and of $3.5 million ($0.18 per share diluted and $0.20 basic) in 1999 is for the write-off of in-process research and development acquired in connection with the purchase of UTMC Microelectronic Systems, Inc. The restructuring charge of $1.7 million ($0.11 per share diluted and $0.13 basic, net of tax) in 1995 is for the consolidation of our Puerto Rico operations into our domestic facilities. The life insurance proceeds of $2.0 million ($0.14 per share diluted and $0.17 basic) in 1995 is for insurance proceeds received on the death of our former chairman. Other expense (income) includes a $533,000 gain ($0.04 per share, net of tax) on the sale of securities for the year ended June 30, 1996. As a result of the loss in fiscal 1996, all of our options, warrants and convertible debentures were anti-dilutive for the year ended June 30, 1996. This data should be read in conjunction with management's discussion and analysis of financial condition, our consolidated financial statements, related notes, and other financial information included elsewhere in this prospectus.



                                                                                                              NINE MONTHS ENDED
                                                                       YEARS ENDED JUNE 30,                       MARCH 31,
                                                        --------------------------------------------------   --------------------
                                                         1995       1996      1997       1998       1999       1999       2000
                                                        -------   --------   -------   --------   --------   --------   ---------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
      STATEMENT OF OPERATIONS DATA:
      Net sales.......................................  $71,113   $ 74,367   $94,299   $118,861   $157,104   $108,430   $129,878
      Cost of sales...................................   47,542     51,070    63,109     77,286     98,645     69,504     84,459
                                                        -------   --------   -------   --------   --------   --------   --------
        Gross profit..................................   23,571     23,297    31,190     41,575     58,459     38,926     45,419
                                                        -------   --------   -------   --------   --------   --------   --------
      Operating costs:
        Selling, general and administrativecosts......   13,363     14,119    18,175     21,545     27,763     18,306     24,456
        Research and development costs................    2,389      1,260     3,279      5,172      9,612      6,874      7,930
        Special charge................................       --     23,200        --         --      3,500      3,500         --
        Restructuring charge..........................    1,669         --        --         --         --         --         --
                                                        -------   --------   -------   --------   --------   --------   --------
              Total operating costs...................   17,421     38,579    21,454     26,717     40,875     28,680     32,386
                                                        -------   --------   -------   --------   --------   --------   --------
      Operating income (loss).........................    6,150    (15,282)    9,736     14,858     17,584     10,246     13,033
                                                        -------   --------   -------   --------   --------   --------   --------
      Other expense (income):
        Life insurance proceeds.......................   (2,000)        --        --         --         --         --         --
        Interest expense..............................    1,464      1,939     2,974      2,011      1,454      1,024      1,846
        Other expense (income)........................     (751)    (1,075)      (93)      (309)      (777)      (734)       (16)
                                                        -------   --------   -------   --------   --------   --------   --------
              Total other expense (income)............   (1,287)       864     2,881      1,702        677        290      1,830
                                                        -------   --------   -------   --------   --------   --------   --------
      Income (loss) from continuing operations before
        income taxes..................................    7,437    (16,146)    6,855     13,156     16,907      9,956     11,203
      Provision for income taxes......................      850      1,274     2,435      4,750      7,150      4,700      3,900
                                                        -------   --------   -------   --------   --------   --------   --------
      Income (loss) from continuing operations........    6,587    (17,420)    4,420      8,406      9,757      5,256      7,303
      Income from discontinued operations.............      462         --        --         --         --         --         --
                                                        -------   --------   -------   --------   --------   --------   --------
      Net income (loss)...............................  $ 7,049   $(17,420)  $ 4,420   $  8,406   $  9,757   $  5,256   $  7,303
                                                        =======   ========   =======   ========   ========   ========   ========
      Net income (loss) per common share:
        Basic:
          Continuing operations.......................  $  0.56   $  (1.46)  $  0.36   $   0.57   $   0.55   $   0.30   $   0.39
          Discontinued operations.....................     0.04         --        --         --         --         --         --
                                                        -------   --------   -------   --------   --------   --------   --------
          Net income (loss)...........................  $  0.60   $  (1.46)  $  0.36   $   0.57   $   0.55   $   0.30   $   0.39
                                                        =======   ========   =======   ========   ========   ========   ========
        Diluted:
          Continuing operations.......................  $  0.52   $  (1.46)  $  0.34   $   0.51   $   0.51   $   0.28   $   0.37
          Discontinued operations.....................     0.04         --        --         --         --         --         --
                                                        -------   --------   -------   --------   --------   --------   --------
          Net income (loss)...........................  $  0.56   $  (1.46)  $  0.34   $   0.51   $   0.51   $   0.28   $   0.37
                                                        =======   ========   =======   ========   ========   ========   ========
      Weighted average number of common shares
        outstanding:
        Basic.........................................   11,733     11,971    12,446     14,802     17,784     17,628     18,546
        Diluted.......................................   14,052     11,971    14,620     16,527     19,128     18,973     19,788
                                                                                       JUNE 30,
                                                                  ---------------------------------------------------   MARCH 31,
                                                                    1995      1996       1997       1998       1999       2000
                                                                  --------   -------   --------   --------   --------   ---------
                                                                                          (IN THOUSANDS)
      BALANCE SHEET DATA:
      Cash and cash equivalents................................   $ 11,330   $   661   $    600   $ 24,408   $  2,714   $  6,285
      Working capital..........................................     31,721    25,300     25,872     53,965     50,366     61,435
      Total assets.............................................     71,936    81,169     81,047    124,101    165,216    171,965
      Total debt...............................................     13,787    34,577     28,916     11,481     31,117     25,439
      Stockholders' equity.....................................     46,344    30,472     35,040     87,036    102,093    116,604

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

You should read this discussion together with the consolidated financial statements and other financial information included in this prospectus.

OVERVIEW

We use our advanced design, engineering and manufacturing abilities to produce microelectronic, integrated circuit, interconnect and testing solutions. Our products are used in the fiber optic, broadband cable, wireless and satellite communications markets. We also design and manufacture motion control systems and shock and vibration isolation systems which are used for commercial, industrial and defense applications. Our operations are grouped into three segments:

   --     microelectronics;
   --     test, measurement and other electronics; and
   --     isolator products.

Our consolidated financial statements include the accounts of Aeroflex Incorporated and our subsidiaries, all of which are wholly-owned other than Europtest, S.A., which is 93.4% owned by us.

Our microelectronics segment has been designing, manufacturing and selling microelectronics for the electronics industry since 1974. In January 1994, we acquired substantially all of the net operating assets of the microelectronics division of Marconi Circuit Technology Corporation, which manufactures a wide variety of microelectronic assemblies. In March 1996, we acquired MIC Technology Corporation which designs, develops, manufactures and markets microelectronics products in the form of passive thin film circuits and interconnects. Effective July 1, 1997, MIC Technology acquired certain equipment, inventory, licenses for technology and patents of two of Lucent Technologies' telecommunications component units--multi-chip modules and film integrated circuits. These units manufacture microelectronic modules and interconnect products. In February 1999, we acquired all of the outstanding stock of UTMC Microelectronic Systems, Inc., consisting of UTMC's integrated circuit business.

Our test, measurement and other electronics segment consists of two divisions:
(1) instruments and (2) motion control products. Our instruments division consists of:

   -- Comstron, a leader in radio frequency and microwave technology used in the manufacture of fast switching frequency signal generators and components, which we acquired in November 1989. Comstron is currently an operating division of Aeroflex Laboratories Incorporated, one of our wholly-owned subsidiaries;

   -- Lintek, a leader in high speed instrumentation measurement systems which we acquired in January 1995; and

   -- Europtest, S.A. (France), of which we acquired 90% effective September 1, 1998, under a purchase agreement which requires us to purchase the remaining 10% of Europtest pro rata over a three-year period at prices determined based upon net sales of Europtest products. In October 1999, we purchased an additional 3.4%. Europtest develops and sells specialized software-driven test equipment used primarily in cellular, satellite and other communications applications.

Our motion control products division has been engaged in the development and manufacture of electro-optical scanning devices used in infra-red night vision systems since 1975. This division has been engaged in the design, development and production of stabilization tracking devices and systems and magnetic motors since 1961.

Our isolator products segment has been designing developing, manufacturing and selling severe service shock and vibration isolation systems since 1961. In October 1983, we acquired Vibration Mountings & Controls, Inc., which manufactures a line of off-the-shelf rubber and spring shock, vibration and structure borne noise control devices used in commercial applications. In December 1986, we acquired the operating assets of Korfund Dynamics Corporation, a manufacturer of an industrial line of heavy duty spring and rubber shock mounts.

Our revenue is recognized based upon shipments or billings. We record costs on our long-term contracts using percentage-of-completion accounting. Under percentage of completion accounting, costs are recognized on revenues in the same relation that total estimated manufacturing costs bear to total contract value. Estimated costs at completion are based upon engineering and production estimates. Provisions for estimated losses or revisions in estimated profits on contracts-in-process are recorded in the period in which such losses or revisions are first determined.

Approximately 41% of our sales for fiscal 1999, 42% of our sales for fiscal 1998, and 50% of our sales for fiscal 1997 were to agencies of the United States Government or to prime defense contractors or subcontractors of the United States Government. Our overall dependence on defense business has been declining due to our acquisition of MIC Technology, which is more commercially oriented, and our focusing of resources towards developing standard products for the commercial markets. Our defense contracts have been awarded either on a bid basis or after negotiation and are primarily fixed price contracts, although we occasionally receive defense contracts providing for cost plus fixed fee. Our defense contracts have customary provisions for termination at the convenience of the government without cause. In the event of such termination, we are entitled to reimbursement for our costs and to receive a reasonable profit on the work done prior to termination.

We believe that potential reductions in defense spending will not materially affect our operations. In certain product areas, we have experienced reductions in sales volume due to cutbacks in the military budget. In other product areas, we have has experienced increased sales volume due to a realignment of government spending towards upgrading existing systems instead of purchasing completely new systems. The overall effect of the cutbacks and realignment has not been material to us.

Our product development efforts primarily involve engineering and design relating to

   --     developing new products;
   --     improving existing products;
   --     adapting existing products to new applications; or
   --     developing prototype components to bid on specific programs.


Some of our development efforts are reimbursed under contractual arrangements. Product development and similar costs which we cannot recover under contractual arrangements are expensed in the period incurred.

STATEMENT OF OPERATIONS

The following tables set forth our net sales and operating income by business segment and certain items from our statement of earnings as a percentage of net sales for the periods indicated. The special charge of $3.5 million or 2.2% of net sales is for the write-off of in-process research and development acquired in connection with the purchase of UTMC in February 1999.


                                                                                         NINE MONTHS ENDED
                                                            YEARS ENDED JUNE 30,             MARCH 31,
                                                        -----------------------------   -------------------
                                                         1997       1998       1999       1999       2000
                                                        -------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)
   Net sales:
     Microelectronics.................................  $48,462   $ 74,263   $ 96,846   $ 68,094   $ 75,986
     Test, Measurement and Other Electronics..........   28,144     25,685     41,515     26,938     39,743
     Isolator Products................................   17,693     18,913     18,743     13,398     14,149
                                                        -------   --------   --------   --------   --------
                                                        $94,299   $118,861   $157,104   $108,430   $129,878
                                                        =======   ========   ========   ========   ========
   Operating income:
     Microelectronics.................................  $ 6,644   $ 14,147   $ 20,104   $ 13,647   $ 12,710
     Test, Measurement and Other Electronics..........    2,762        996      3,134      1,528      1,651
     Isolator Products................................    2,844      3,063      2,108      1,544      1,776
     General corporate expenses.......................   (2,514)    (3,348)    (4,262)    (2,973)    (3,104)
                                                        -------   --------   --------   --------   --------
                                                          9,736     14,858     21,084     13,746     13,033
   Special charge.....................................       --         --     (3,500)    (3,500)        --
                                                        -------   --------   --------   --------   --------
   Operating income...................................  $ 9,736   $ 14,858   $ 17,584   $ 10,246   $ 13,033
                                                        =======   ========   ========   ========   ========



                                                                                        NINE MONTHS ENDED
                                                            YEARS ENDED JUNE 30,            MARCH 31,
                                                        -----------------------------   ------------------
                                                         1997       1998       1999      1999       2000
                                                        -------   --------   --------   -------    -------
   Net sales..........................................    100.0%     100.0%     100.0%    100.0%     100.0%
   Cost of sales......................................     66.9       65.0       62.8      64.1       65.0
                                                        -------   --------   --------   -------    -------
   Gross margin.......................................     33.1       35.0       37.2      35.9       35.0
                                                        -------   --------   --------   -------    -------
   Operating costs:
     Selling, general and administrative costs........     19.3       18.1       17.7      16.9       18.9
     Research and development costs...................      3.5        4.4        6.1       6.3        6.1
     Special charge...................................       --         --        2.2       3.2         --
                                                        -------   --------   --------   -------    -------
     Total operating costs............................     22.8       22.5       26.0      26.4       25.0
                                                        -------   --------   --------   -------    -------
   Operating income...................................     10.3       12.5       11.2       9.5       10.0
                                                        -------   --------   --------   -------    -------
   Other expense (income):
     Interest expense.................................      3.1        1.7        0.9       1.0        1.4
     Other expense (income)...........................     (0.1)      (0.3)      (0.5)     (0.7)        --
                                                        -------   --------   --------   -------    -------
     Total other expense (income).....................      3.0        1.4        0.4       0.3        1.4
                                                        -------   --------   --------   -------    -------
   Income before income taxes.........................      7.3       11.1       10.8       9.2        8.6
   Provision for income taxes.........................      2.6        4.0        4.6       4.4        3.0
                                                        -------   --------   --------   -------    -------
   Net income.........................................      4.7%       7.1%       6.2%      4.8%       5.6%
                                                        =======   ========   ========   =======    =======

NINE MONTHS ENDED MARCH 31, 2000 COMPARED TO NINE MONTHS ENDED MARCH 31, 1999



Net Sales. Net sales increased 19.8% to $129.9 million for the nine months ended March 31, 2000 from $108.4 million for the nine months ended March 31, 1999. Net sales in the microelectronics segment increased 11.6% to $76.0 million for the nine months ended March 31, 2000 from $68.1 million for the nine months ended March 31, 1999 due to the acquisition of UTMC in February 1999, partially offset by reductions in sales in both microelectronic modules and thin film interconnects. Net sales in the test, measurement and other electronics segment increased 47.5% to $39.7 million for the nine months ended March 31, 2000 from $26.9 million for the nine months ended March 31, 1999 primarily due to increased sales volume in both frequency synthesizers (primarily shipments of the new FS-1000 for use in commercial communications test systems) and high speed automatic test systems (primarily satellite payload test equipment for Hughes Space and Communications). Net sales in the isolator products segment increased 5.6% to $14.1 million for the nine months ended March 31, 2000 from $13.4 million for the nine months ended March 31, 1999.



Gross Profit. Cost of sales includes materials, direct labor and overhead expenses such as engineering labor, fringe benefits, allocable occupancy costs, depreciation and manufacturing supplies. Gross profit increased 16.7% to $45.4 million for the nine months ended March 31, 2000 from $38.9 million for the nine months ended March 31, 1999. Gross margin decreased to 35.0% for the nine months ended March 31, 2000 from 35.9% for the nine months ended March 31, 1999. The increase in gross profit was primarily a result of the increased sales. The decrease in gross margin was due primarily to low margins on the satellite test system development program.



Selling, General and Administrative Costs. Selling, general and administrative costs include office and management salaries, fringe benefits and commissions. Selling, general and administrative costs increased 33.6% to $24.5 million (18.8% of net sales) for the nine months ended March 31, 2000 from $18.3 million (16.9% of net sales) for the nine months ended March 31, 1999. The increase was primarily due to the additional costs relating to the operations of UTMC.



Research and Development Costs. Research and development costs consist of material, engineering labor and allocated overhead. Our self-funded research and development costs increased 15.4% to $7.9 million (6.1% of net sales) for the nine months ended March 31, 2000 from $6.9 million (6.3% of net sales) for the nine months ended March 31, 1999. The increase was primarily attributable to the additional costs of UTMC, partially offset by reduced costs relative to the comparable period in the prior year related to the development of the FS-1000, a new low-cost, high speed, high performance frequency synthesizer intended for commercial communication test systems which is complete and the satellite test system development program.



Acquired In-Process Research and Development. In connection with the acquisition of UTMC in February 1999, we allocated $3.5 million of the purchase price to incomplete research and development projects. This allocation represents the estimated fair value based on future cash flows that have been adjusted by the projects' completion percentage. At the acquisition date, the development of these projects had not yet reached technological feasibility and the R&D in progress had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date.



Other Expense (Income). Interest expense increased to $1.8 million for the nine months ended March 31, 2000 from $1.0 million for the nine months ended March 31, 1999, primarily due to increased levels of borrowings. Other income of $16,000 for the nine months ended March 31, 2000 consists primarily of a $300,000 expense for the settlement of a lawsuit, $100,000 of interest income and $193,000 gain on the sale of securities. Other income of $734,000 for the nine months ended March 31, 1999 consists primarily of interest income. Interest income decreased due to decreased levels of cash equivalents. The increased levels of borrowings and the decreased levels of cash equivalents were due to the acquisition of UTMC.

Provision for Income Taxes. Income taxes decreased 17.0% to $3.9 million (an effective income tax rate of 34.8%) for the nine months ended March 31, 2000 from $4.7 million (an effective income tax rate of 34.9%, exclusive of the non-deductible write-off of acquired in-process research and development) for the nine months ended March 31, 1999. The income tax provisions for the two periods differed from the amount computed by applying the U.S. Federal income tax rate to income before income taxes primarily due to state and local income taxes and research and development credits.


FISCAL YEAR ENDED JUNE 30, 1999 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1998

Net Sales. Net sales increased 32.2% to $157.1 million in fiscal 1999 from $118.9 million in fiscal 1998. Net sales in our microelectronics segment increased 30.4% to $96.9 million in fiscal 1999 from $74.3 million in fiscal 1998 due to increased sales volume in both thin film interconnects and microelectronic modules and due to the acquisition of UTMC Microelectronic Systems at the end of February 1999. Net sales in our test, measurement and other electronics segment increased 61.6% to $41.5 million in fiscal 1999 from $25.7 million in fiscal 1998 primarily due to increased sales volume in both frequency synthesizers (including shipments under the new Navy CASS program) and high speed automatic test systems (primarily satellite payload test equipment for Hughes Space and Communications) and due to the acquisition of Europtest in September 1998 offset in part by decreased sales volume of stabilization and tracking devices. Net sales in our isolator products segment were $18.7 million in fiscal 1999 and $18.9 million in fiscal 1998.

Gross Profit. Gross profit increased 40.6% to $58.5 million in fiscal 1999 from $41.6 million in fiscal 1998. Gross margin increased to 37.2% in fiscal 1999 from 35.0% in fiscal 1998. This increase was primarily as a result of increased margins in our microelectronics segment and Comstron product line, reflecting the greater efficiency of higher volume, as well as a favorable sales mix in our microelectronics segment.

Selling, General and Administrative Costs. Selling, general and administrative costs increased 28.9% to $27.8 million (17.7% of net sales) in fiscal 1999 from $21.5 million (18.1% of net sales) in fiscal 1998. The increase was primarily due to labor related expenses, including salaries for additional personnel, in connection with our growth and the addition of the expenses of UTMC Microelectronic Systems.

Research and Development Costs. Our self-funded research and development costs increased 85.8% to $9.6 million (6.1% of net sales) in fiscal 1999 from $5.2 million (4.4% of net sales) in fiscal 1998. This increase was primarily attributable to the addition of the expenses of UTMC Microelectronic Systems and the costs for continued development of a low-cost, high speed, high performance frequency synthesizer intended for commercial communication test systems.

Acquired In-Process Research and Development. In connection with the acquisition of UTMC Microelectronic Systems, we allocated $3.5 million of the purchase price to incomplete research and development projects. This allocation represents the estimated fair value based on future cash flows that have been adjusted by the projects' completion percentage. At the acquisition date, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, we expensed these costs as of the acquisition date.

We used an independent third-party appraiser to assess and value the in-process research and development. The value assigned to this asset was determined by identifying significant research projects for which technological feasibility had not been established. In the case of UTMC Microelectronic Systems, this included the design, development, and testing activities associated with its commercial products, data bus products, radiation hardened products and application specific integrated circuits. The research and development projects are associated with the introduction of several new products as well as specific significant enhancements to existing products. Valuation of development efforts in the future has been excluded from the research and development appraisal.

The nature of the efforts to develop the acquired in-process technology into a commercially viable product relate to the completion of all planning, designing, prototyping and testing activities that are necessary to establish that the proposed technologies meet their design specifications including functional, technical and economic performance requirements.

The value assigned to purchased in-process technology was determined by estimating the contribution of the purchased in-process technology in developing a commercially viable product, estimating the resulting net cash flows from the expected sales of such a product, and discounting the net cash flows to their present value using an appropriate discount rate.

Revenue growth rates for UTMC Microelectronic Systems were estimated by the third party appraiser based on a detailed forecast we prepared, as well as the appraiser's discussions with our finance, marketing and engineering personnel and those of UTMC Microelectronic Systems. Allocation of total UTMC Microelectronic Systems' projected revenues to in-process research and development was based on the appraiser's discussions with UTMC Microelectronic Systems' management and us. A significant portion of UTMC Microelectronic Systems' future revenues was expected to originate from the sale of products that were not yet completed at acquisition. However, UTMC Microelectronic Systems' existing products and technologies are expected to generate sales through 2008.

Selling, general and administrative expenses and profitability estimates were determined based on our forecasts as well as an analysis of comparable companies' margin expectations.

The projections utilized in the transaction pricing and purchase price allocation exclude the potential synergetic benefits related specifically to our ownership. Due to the relatively early stage of the development and reliance on future, unproven products and technologies, the cost of capital (discount rate) for UTMC Microelectronic Systems was estimated using venture capital rates of return. Due to the nature of the forecast and the risks associated with the projected growth and profitability of the development projects, a discount rate of 45 percent was used to discount cash flows from the in-process products. This discount rate was commensurate with UTMC Microelectronic Systems' market position, the uncertainties in the economic estimates described above, the inherent uncertainty surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty related to technological advances that could render even UTMC Microelectronic Systems' development stage technologies obsolete.

We believe that the foregoing assumptions used in the forecasts were reasonable at the time of the acquisition. No assurance can be given, however, that the underlying assumptions used to estimate sales, development costs or profitability, or the events associated with such projects will transpire as estimated. For these reasons, actual results may vary from projected results.

Remaining development efforts for UTMC Microelectronic Systems' research and development include various phases of design, development and testing. Funding for such projects is expected to come from internally generated sources.

As evidenced by the continued support of the development of its projects, we believe we have a reasonable chance of successfully completing the research and development programs. However, as with all of our technology development, there is risk associated with the completion of the UTMC Microelectronic Systems' research and development projects, and there is no assurance that technological or commercial success will be achieved.

If the development of UTMC Microelectronic Systems' in-process research and development project is unsuccessful, our sales and profitability may be adversely affected in future periods. Commercial results are also subject to certain market events and risks, which are beyond our control, such as trends in technology, changes in government regulation, market size and growth, and product introduction or other actions by competitors.

Other Expense (Income). Interest expense decreased to $1.5 million in fiscal 1999 from $2.0 million in fiscal 1998, primarily due to reduced levels of borrowings throughout most of the current period. Other income of $777,000 in fiscal 1999 and $309,000 in fiscal 1998 consisted primarily of interest income. Interest income increased due to increased levels of cash equivalents throughout most of the current period. The reduced levels of borrowings and the increased levels of cash equivalents resulted from the net proceeds of $31.3 million from stock issued in our public offering completed in March 1998. In connection with our acquisition of UTMC Microelectronic Systems at the end of February 1999, we used most of our cash equivalents and increased our borrowings by $20.0 million.

Provision for Income Taxes. Income taxes increased 50.5% to $7.2 million (an effective income tax rate of 35.0%, exclusive of the special charge) in fiscal 1999, from $4.8 million (an effective income tax rate of 36.1%) in fiscal 1998. The income tax provisions for the years ended June 30, 1999 and 1998 were different from the amounts computed by applying the U.S. Federal income tax rate to income before income taxes primarily due to state and local income taxes and research and development credits, and for the year ended June 30, 1999, due to the non-deductibility of the $3.5 million special charge.

FISCAL YEAR ENDED JUNE 30, 1998 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1997

Net Sales. Net sales increased 26.0% to $118.9 million in fiscal 1998 from $94.3 million in fiscal 1997. Net sales in our microelectronics segment increased 53.2% to $74.3 million for fiscal 1998 from $48.5 million for fiscal 1997 due to increased sales volume in both thin film interconnects and microelectronic modules. Sales of thin film interconnects increased primarily due to the commencement of a strategic supply contract with Lucent Technologies effective July 1, 1997. Net sales in our test, measurement and other electronics segment decreased 8.7% to $25.7 million in fiscal 1998 from $28.1 million for fiscal 1997 primarily as a result of reduced sales volume of frequency synthesizers partially offset by increased sales of high speed instrumentation test systems. Net sales in our isolator products segment increased 6.9% to $18.9 million for fiscal 1998 from $17.7 million for fiscal 1997 primarily due to higher sales volume of industrial and commercial isolators.

Gross Profit. Gross profit increased 33.3% to $41.6 million in fiscal 1998 from $31.2 million in fiscal 1997. Gross margin increased to 35.0% in fiscal 1998 from 33.1% in fiscal 1997. This increase was primarily as a result of increased margins in our microelectronics segment reflecting the greater efficiency of higher volume.

Selling, General and Administrative Costs. Selling, general and administrative costs increased 18.5% to $21.5 million in fiscal 1998 from $18.2 million in fiscal 1997. Selling, general and administrative expenses decreased as a percentage of net sales to 18.1% from 19.3%. The increase in actual costs was primarily due to labor related expenses including salaries for additional personnel, recruitment and relocation costs in connection with our growth.

Research and Development Costs. Our self-funded research and development costs increased 57.7% to $5.2 million (4.4% of net sales) in fiscal 1998 from $3.3 million (3.5% of net sales) in fiscal 1997. This increase was primarily attributable to the costs for development of a new low-cost, high speed, high performance frequency synthesizer intended for commercial communication test systems.

Other Expense (Income). Other expense was $1.7 million in fiscal 1998 compared to $2.9 million in fiscal 1997. Net interest expense decreased 43.9% to $1.6 million in fiscal 1998 from $2.9 million in fiscal 1997. The decrease in net interest expense was primarily due to reduced levels of borrowings and increased levels of cash equivalents due to the conversion of $10.0 million of debentures and net proceeds of $31.3 million from stock issued in a public offering. Other expense included $102,000 of debenture redemption costs in fiscal 1998.

Provision for Income Taxes. Income taxes increased 95.1% to $4.8 million (an effective income tax rate of 36.1%) in fiscal 1998 from $2.4 million (an effective income tax rate of 35.5%) in fiscal 1997. The income tax provisions for the years ended June 30, 1998 and 1997 were different from the amounts computed by applying the U.S. Federal income tax rate to income before income taxes primarily due to state and local income taxes, and for the year ended June 30, 1998, due to research and development credits.

QUARTERLY RESULTS OF OPERATIONS

The following tables are our unaudited quarterly financial results of operations, in dollars and as a percentage of net sales, for each of our last eight quarters. The special charge of $3.5 million ($0.18 per share diluted and $0.20 basic) in fiscal 1999 is for the write-off of in-process research and development acquired in connection with the purchase of UTMC in February 1999. We believe the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all necessary recurring adjustments necessary for a fair presentation of the results of operations for each period. Results of operations for any fiscal quarter are not necessarily indicative of results for any future period.


                                                                              QUARTERS ENDED
                                          ---------------------------------------------------------------------------------------
                                          JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                            1998       1998        1998       1999       1999       1999        1999       2000
                                          --------   ---------   --------   --------   --------   ---------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Net sales............................  $34,430     $31,629    $36,197    $40,604    $48,674     $42,072    $41,531    $46,275
   Cost of sales........................   21,869      20,504     23,795     25,205     29,141      26,933     27,972     29,554
                                          -------     -------    -------    -------    -------     -------    -------    -------
   Gross profit.........................   12,561      11,125     12,402     15,399     19,533      15,139     13,559     16,721
                                          -------     -------    -------    -------    -------     -------    -------    -------
   Operating costs:
     Selling, general and administrative
       costs............................    5,525       5,630      5,762      6,914      9,457       7,330      8,375      8,751
     Research and development costs.....    1,662       1,991      2,303      2,580      2,738       2,430      2,508      2,992
     Special charge.....................       --          --         --      3,500         --          --         --         --
                                          -------     -------    -------    -------    -------     -------    -------    -------
           Total operating costs........    7,187       7,621      8,065     12,994     12,195       9,760     10,883     11,743
                                          -------     -------    -------    -------    -------     -------    -------    -------
   Operating income.....................    5,374       3,504      4,337      2,405      7,338       5,379      2,676      4,978
                                          -------     -------    -------    -------    -------     -------    -------    -------
   Other expense (income):
     Interest expense...................      213         299        268        457        430         612        637        597
     Other expense (income).............     (350)       (303)      (241)      (190)       (43)        262        (27)      (251)
                                          -------     -------    -------    -------    -------     -------    -------    -------
           Total other expense
             (income)...................     (137)         (4)        27        267        387         874        610        346
                                          -------     -------    -------    -------    -------     -------    -------    -------
   Income before income taxes...........    5,511       3,508      4,310      2,138      6,951       4,505      2,066      4,632
   Provision for income taxes...........    2,000       1,250      1,500      1,950      2,450       1,575        725      1,600
                                          -------     -------    -------    -------    -------     -------    -------    -------
   Net income...........................  $ 3,511     $ 2,258    $ 2,810    $   188    $ 4,501     $ 2,930    $ 1,341    $ 3,032
                                          =======     =======    =======    =======    =======     =======    =======    =======
   Net income per common share:
     Basic..............................  $  0.20     $  0.13    $  0.16    $  0.01    $  0.25     $  0.16    $  0.07    $  0.16
                                          =======     =======    =======    =======    =======     =======    =======    =======
     Diluted............................  $  0.19     $  0.12    $  0.15    $  0.01    $  0.23     $  0.15    $  0.07    $  0.15
                                          =======     =======    =======    =======    =======     =======    =======    =======

                                                                              QUARTERS ENDED
                                          ---------------------------------------------------------------------------------------
                                          JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                            1998       1998        1998       1999       1999       1999        1999       2000
                                          --------   ---------   --------   --------   --------   ---------   --------   --------
   Net sales............................   100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%     100.0%
   Cost of sales........................    63.5        64.8       65.7       62.1       59.9        64.0       67.4       63.9
                                           -----       -----      -----      -----      -----       -----      -----      -----
   Gross margin.........................    36.5        35.2       34.3       37.9       40.1        36.0       32.6       36.1
                                           -----       -----      -----      -----      -----       -----      -----      -----
   Operating costs:
     Selling, general and administrative
       costs............................    16.1        17.8       15.9       17.0       19.4        17.4       20.2       18.9
     Research and development costs.....     4.8         6.3        6.4        6.4        5.6         5.8        6.0        6.5
     Special charge.....................      --          --         --        8.6         --          --         --         --
                                           -----       -----      -----      -----      -----       -----      -----      -----
           Total operating costs........    20.9        24.1       22.3       32.0       25.0        23.2       26.2       25.4
                                           -----       -----      -----      -----      -----       -----      -----      -----
   Operating income.....................    15.6        11.1       12.0        5.9       15.1        12.8        6.4       10.7
                                           -----       -----      -----      -----      -----       -----      -----      -----
   Other expense (income):
     Interest expense...................     0.6         1.0        0.7        1.1        0.9         1.5        1.5        1.3
     Other expense (income).............    (1.0)       (1.0)      (0.6)      (0.5)      (0.1)        0.6       (0.1)      (0.6)
                                           -----       -----      -----      -----      -----       -----      -----      -----
           Total other expense
             (income)...................    (0.4)         --        0.1        0.6        0.8         2.1        1.4        0.7
                                           -----       -----      -----      -----      -----       -----      -----      -----
   Income before income taxes...........    16.0        11.1       11.9        5.3       14.3        10.7        5.0       10.0
   Provision for income taxes...........     5.8         4.0        4.1        4.8        5.1         3.7        1.8        3.4
                                           -----       -----      -----      -----      -----       -----      -----      -----
   Net income...........................    10.2%        7.1%       7.8%       0.5%       9.2%        7.0%       3.2%       6.6%
                                           =====       =====      =====      =====      =====       =====      =====      =====


Although our business is not affected by seasonality, historically our revenues and earnings increase sequentially from quarter to quarter within a fiscal year, but the first quarter of our fiscal year is less than our previous year's fiscal fourth quarter.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 2000. This statement requires companies to record derivatives on the balance sheet as assets or liabilities at their fair value. In certain circumstances changes in the value of such derivatives may be required to be recorded as gains or losses. We believe that the impact of this statement will not have a material effect on our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES


As of March 31, 2000, we had $61.4 million in working capital. Our current ratio was 3.0 to 1 at March 31, 2000. As of February 25, 1999, we replaced a previous agreement with a revised revolving credit, term loan and mortgage agreement with two banks which is secured by substantially all of our assets not otherwise encumbered. The agreement provides for a revolving credit line of $23.0 million, a term loan of $20.0 million and a mortgage on our Plainview property for $4.5 million. The revolving credit and term loans expire in December 2002. The term loan is payable in quarterly installments of $1.25 million with final payment on December 31, 2002. As of March 31, 2000, the outstanding term loan was $13.0 million. The interest rate on borrowings under this agreement is at various rates depending upon certain financial ratios, with the current rate substantially equivalent to 30-day LIBOR (approximately 6.1% at March 31, 2000) plus 1.50% on the revolving credit borrowings and LIBOR plus 1.75% on the term loan borrowings. The mortgage is payable in monthly installments of approximately $26,000 through March 2008 and a balloon payment of $1.6 million in April 2008. The Company has entered into an interest rate swap agreement for the outstanding amount under the mortgage agreement at approximately 7.6% in order to reduce the interest rate risk associated with these borrowings.


The terms of the agreement require compliance with certain covenants including minimum consolidated tangible net worth and pretax earnings, maintenance of certain financial ratios, limitations on capital expenditures and indebtedness and prohibition of the payment of cash dividends. In connection with the purchase of certain materials for use in manufacturing, we have a letter of credit facility of $2.0 million.

During June 1994, we completed a sale of $10.0 million principal amount of 7 1/2% Senior Subordinated Convertible Debentures to non-U.S. persons. On September 8, 1997, we called for the redemption of all of the outstanding 7 1/2% Senior Subordinated Convertible Debentures at 104 1/2% of the principal amount. The Debentures were convertible into shares of our common stock at a price of $5 5/8 per share through October 6, 1997. All of the principal amount was converted. In connection with the conversions, $599,000 of deferred bond issuance costs were charged to additional paid-in capital.

Effective July 1, 1997, our subsidiary, MIC Technology, acquired certain equipment, inventory, licenses for technology and patents of two of Lucent Technologies' telecommunications component units--multi-chip modules and film integrated circuits--for approximately $4.4 million in cash. These units manufacture microelectronic modules and interconnect products. We also signed a multi-year supply agreement to provide Lucent with film integrated circuits for use in the telecommunications industry. The purchase price has been allocated to the assets acquired, based on their fair values, and certain obligations assumed relating to the various agreements.

In March 1998, we sold 2.6 million shares of our common stock in a public offering for $31.3 million, net of an underwriting discount of $2.0 million and issuance costs of $496,000. Of these net proceeds, $9.6 million was used to repay bank indebtedness. The balance of the net proceeds was used primarily for our purchase of UTMC Microelectronic Systems in February 1999.

Effective September 1, 1998, we acquired 90% of the stock of Europtest, S.A. (France) for approximately $1.1 million. The purchase agreement also requires that we purchase the remaining 10% of Europtest pro rata over a three-year period at prices determined based upon net sales of Europtest products. In October 1999, we purchased an additional 3.4% of Europtest's stock for approximately $54,000. Europtest develops and sells specialized software-driven test equipment used primarily in cellular, satellite and other communications applications. The acquired company's net sales were approximately $1.9 million for the year ended March 31, 1998.

In December 1998, we financed the acquisition and renovation of the land and building of our Pearl River, NY facility and received proceeds amounting to $4.2 million. These borrowings are payable in annual installments of approximately $200,000 through 2019.

Effective February 25, 1999, we acquired all of the outstanding stock of UTMC Microelectronic Systems, Inc. for $42.5 million of cash. Prior to the acquisition, UTMC Microelectronic Systems distributed by dividend to its then-parent, United Technologies Corporation, the assets and United Technologies assumed the liabilities of the circuit card assembly portion of UTMC Microelectronic Systems business. The purchase price was paid with available cash of $22.5 million and borrowings under our bank loan agreement of $20.0 million. UTMC Microelectronic Systems is a leader in supplying radiation-tolerant integrated circuits for satellite communications. The acquired company's net sales, excluding the circuit card assembly business, were approximately $33.4 million for the year ended December 31, 1998.

In fiscal 1999, our operations provided cash of $11.4 million from our continued profitability, partially offset by an increase in receivables due to our higher sales volume and timing of billings. In fiscal 1999, our investing activities used cash of $51.6 million primarily for our acquisition of UTMC Microelectronic Systems and for capital expenditures. In fiscal 1999, our financing activities provided cash of $18.5 million primarily from bank financing for the acquisition of UTMC Microelectronic Systems.


Net cash provided by operating activities was $10.2 million for the nine months ended March 31, 2000. Net cash used in investing activities was $3.8 million for the nine months ended March 31, 2000, consisting primarily of capital expenditures of $5.4 million offset, in part, by the proceeds from the sale of equipment of $1.7 million under a sale-leaseback arrangement. Net cash used in financing activities was $2.9 million for the nine months ended March 31, 2000, consisting primarily of debt payments of $5.7 million and the purchase of treasury stock of $2.0 million partially offset by proceeds from exercises of stock options and warrants of $4.8 million.

We believe that the proceeds of this offering, together with internally generated funds and available lines of credit, will be sufficient for our working capital requirements, capital expenditure needs and the servicing of our debt for at least the next twelve months. At March 31, 2000, our available unused line of credit was $21.0 million after consideration of the letter of credit.


One of our subsidiaries whose operations were discontinued in 1991, is one of several defendants named in a personal injury action initiated in August 1994, by a group of plaintiffs. The plaintiffs are seeking damages which cumulatively may exceed $500 million. The complaint alleges, among other things, that the plaintiffs suffered injuries from exposure to substances contained in products sold by our subsidiary to one of its customers. This action is in the discovery stage. Based upon available information and considering our various defenses, together with our product liability insurance, in our opinion, the outcome of the action against our subsidiary will not have a materially adverse effect on our consolidated financial statements.

We are involved in various other routine legal matters. We believe the outcome of these matters will not have a materially adverse effect on our consolidated financial statements.

We are undergoing routine audits by various taxing authorities of our state and local income tax returns covering periods from 1994 to 1996. We believe that the probable outcome of these various audits should not materially affect our consolidated financial statements.


Our backlog of orders was $80.1 million at June 30, 1998, $93.8 million at June 30, 1999 and $103.8 million at March 31, 2000.


MARKET RISK


We are exposed to market risk related to changes in interest rates and, to an immaterial extent, to foreign currency exchange rates. Some of our debt is at fixed rates of interest or at a variable rate with an interest rate swap agreement which effectively converts the variable rate debt into fixed rate debt. Our debt which is subject to a floating rate of interest and is not hedged by an interest rate swap amounts to approximately $17.3 million at March 31, 2000. If market interest rates increase by 10 percent from levels at March 31, 2000, the effect on our net income would be a reduction of approximately $70,000 per year.

                                    BUSINESS

OVERVIEW

We design, develop and manufacture microelectronic products and automated testing equipment for the communications market. Using our technology base, our products support and enhance the bandwidth, speed and mobility for all sectors of the broadband communications market, including fiber optics, broadband cable, fixed broadband wireless and satellite communications systems. We have also developed advanced technologies in high-speed stimulus/response measurement systems which are used as the basis for increased testing speed of communications systems and products.

INDUSTRY BACKGROUND

Worldwide demand for integrated voice, data and video communications services is growing rapidly. The volume of high speed data traffic across global communications networks has grown dramatically as the public Internet and private business intranets have become essential for daily communications and electronic commerce. Network-based businesses and consumer activities require the transmission of increasingly large amounts of data quickly and reliably. Traditional voice telecommunications have been carried as an electrical signal over copper wire. Since this technology was designed for low-capacity voice transmission, it is unable to meet the high-volume transmission requirements of Internet access and other forms of high-speed, digital data communications. Increased bandwidth is critically important to the transmission of high-volume data and is the driving force behind the deployment of the high-speed, high-capacity, digital network infrastructure that can provide broadband access.

Servicing the increasing demand for higher bandwidth content and applications requires cost-effective and high-speed connections, which are often unavailable or inadequate over existing wire-based networks causing a bottleneck in the last mile of delivery to the end-user. Other new communications technologies, such as fiber optics, digital subscriber line, or DSL, broadband cable and wireless, and satellite are being deployed to expand the capabilities of existing networks or build new broadband data networks. Fiber optic networks are increasingly replacing copper-based technologies in local area and wide area networks. Fiber optics enable digital information, such as coded data, voice or video, to be transmitted as pulses of light. The light being transmitted along each fiber-optic cable can be divided up into multiple frequencies, and each frequency can be used as a separate transmission path. Thus each fiber optic cable can simultaneously carry multiple transmissions.

Additionally, cable operators worldwide have begun upgrading their existing networks to offer high-speed, two-way broadband digital transmission for new interactive services, such as always-on Internet, telephony, video-on-demand and digital television. Hybrid fiber coax, or HFC, networks require advanced return path equipment for transmission of voice and data from the subscriber to the headend to accommodate the interactive nature of telephony and Internet services. In addition, the growth of telephony and Internet service will require extending fiber further in the network and increasing the amount of fiber optic equipment in an HFC network.

For many users, wireless communications provide an advantageous access solution for high-speed Internet and multimedia services. Since each cellular or personal communication system, or PCS, base station has a finite capacity, the demand created by increased subscribers will require a substantial increase in capital investment in wireless communications infrastructure equipment.

New fixed access broadband wireless technology can provide quality of service comparable to land line network alternatives at speeds that are significantly faster than conventional copper wire-based networks. Fixed access broadband wireless technology is designed to be integrated with the existing network backbone to address the last mile bottleneck problem. In addition, certain types of fixed access broadband wireless technology provide an alternative for selective network backbone applications. Broadband wireless systems include point-to-point, point-to-multipoint and satellite-to-multipoint broadband technologies.

As demand for Internet access and other data-driven applications expands rapidly, and as both commercial and residential consumers are increasingly seeking efficient and effective means of access, satellite service providers are entering the broadband wireless market. Some of the advantages of satellite communications for this market are: global access to an existing satellite infrastructure, the ability to cover large geographic areas, scalable deployment and the ability to quickly reallocate capacity. Pioneer Consulting has estimated that the number of subscribers to broadband satellite services will grow from approximately 150,000 at the end of 1999 to approximately 21 million by the end of 2005. There are several large-scale satellite communications projects in various stages of development or implementation that are attempting to meet this demand. These projects include Astrolink, ICO, SkyBridge, Spaceway and Teledesic.

In order to meet the demand for broadband services, service providers are turning to systems integrators or OEMs to build out infrastructure quickly, efficiently and in accordance with exacting performance specifications. OEMs, in turn, are looking to outsource the design and manufacture of highly integrated, reliable subsystems and components in a cost-effective manner. This permits OEMs to shorten their time to market and allows them to leverage their core competencies of full system design and integration. By outsourcing subsystems and components, OEMs promote competition among developers and manufacturers, which leads to technological innovations in infrastructure equipment. Concurrently, OEMs are seeking to select a core group of subsystem and component providers in order to reduce the supply and management risks associated with the currently fragmented supplier base.

OUR SOLUTION

We design, develop and manufacture microelectronic products and automated test equipment for the communications market. Using our technology base, our products support and enhance the bandwidth, speed and mobility for all sectors of the broadband communications market, including fiber optics, cable, fixed broadband wireless and satellite communications systems. Regardless of our customers' choice of broadband deployment, we provide them with a complete solution for their broadband component needs through our capabilities in thin film interconnects, microelectronic modules and assemblies, proprietary radiation tolerant technology and high speed test systems.

Due to the unique dimensional, thermal and electrical capabilities of our passive integrated microelectronic interconnect circuitry, or PIMIC, technology, our products have become an essential component in fiber optic transmitters, receivers and amplifiers, cable amplifiers and point-to-point and point-to-multipoint microwave radios. We produce radiation tolerant integrated circuits. These circuits are used in satellite and other space applications where radiation tolerance is necessary to protect the integrity of the data and the reliability of the components. We are one of the world's leading manufacturers of space hybrid microcircuits. We hold several prime space contractor certifications.

We have developed advanced technologies in high speed stimulus/response measurement systems which are used as the basis for increased testing speed of high frequency system on a chip integrated circuits which operate in radio frequency, or RF, and microwave frequency bands. We have also developed high-speed receiver, digital signal processing, proprietary software and firmware technology to support data acquisition and presentation measurement systems for satellite payloads, transmit and receive modules and base station testing.

OUR STRATEGY

We intend to continue to be a market leader in advanced microelectronics, interconnects, radiation tolerant integrated circuits and testing solutions for the broadband communications market. The key elements of our strategy are to:

   -- Continue to Provide Advanced Technology Products for Broadband Communications. Our technologies are used to supply components to the broadband communications markets, including fiber optics, cable, wireless and satellite. We have also developed fast switching frequency synthesizers and high-speed testing systems which enable communications manufacturers to test their products more efficiently. Recently, our technology has enabled us to penetrate the fiber optics market. We will continue to use our technologies to further penetrate the expanding broadband communications markets.

   -- Increase Our Content in Our Customers' Products. We intend to continue developing products with increased performance while providing the best value to customers. For example, we have combined our microelectronic circuit technology with our thin film capabilities to offer complete modules and sub-assemblies for fiber optic and other communication applications. We also combined our high-speed automatic measurement capabilities and our high-speed instrument capability to develop a family of automatic communication test systems which allows us to sell entire test systems, rather than component parts, to systems users.

   -- Maintain and Enhance Our Technological Leadership and Manufacturing Capabilities. Our investments in technological development, as well as our facilities, manufacturing capabilities and capacity, allow us to support our customers' advanced development needs, as well as their manufacturing and cost requirements. We believe that our technology, manufacturing capabilities and manufacturing capacity enable us to satisfy the broadband communications market's increasing demand for products and services.

   -- Continue to Pursue Strategic Acquisitions. We have historically supplemented our internal growth and product development by purchasing complementary businesses. For example, since 1995, we have acquired UTMC, MIC, Lintek and Europtest. We intend to continue to identify and acquire companies or lines of business which are complementary to our existing businesses.

PRODUCTS

Our products are used in the rapidly expanding fiber optics, broadband cable, wireless and satellite markets. Our products provide advanced technology solutions for bandwidth and capacity needs. Our products are usually incorporated into the systems and subsystems of the communications infrastructure.

The table below lists some of our products.

                                                                                          INTEGRATED
        MARKET                   SUBSTRATES                ASSEMBLIES/MODULES              CIRCUITS           TESTING SOLUTIONS
 Fiber Optics            Laser Diodes                  Application Specific          --                      Automatic Phase
                         PIN Pre-Amplifiers             Carrier Assemblies                                    Noise Test
                         Transimpedance  Amplifiers    APD Receiver                                           Systems
                         Pre-Amplifiers                Sub-Assemblies
                         Post-Amplifiers               Clock Recovery Synthesizers
                         Lithium Niobate               Laser Diode Assemblies
                          Terminations                 Transmitter Assemblies
                         Mach-Zender Modulators        Modulator Assemblies
                         Clock Recovery
                         PIN Receivers
                         APD Receivers
 Cable                   1 Ghz Pre- and Post-          --                            --                      --
                          Amplifiers
                         Trunk Amplifiers
                         Line Extenders
                         Power Doublers
 Wireless                Receivers                     --                            --                      High-Speed
                         Handset Diplexers                                                                   Frequency
                         Handset Triplexers                                                                  Synthesizers
 Satellite               S, L, Ka, Ku Band             Memory Modules                Application             Automatic
                          Transmit and Receive         Multiplexers                   Specific               Payload Test
                          Modules                      Data Communication             Integrated             Systems
                         Amplifiers                     Modules                       Circuits
                         Filters                       Micro Controllers             Controllers
                                                       DC to DC Converters           Memories
                                                       Voltages Regulators           LVDS Interconnects
                                                       IF Switches                   Programmable  Logic

  Fiber Optics, Cable and Wireless Markets

We design, develop, manufacture and market advanced integrated fiber optic, broadband cable and wireless interconnect products based on thin film manufacturing technology. Primary product requirements for this advanced technology include the following attributes:

   --     miniaturization;
   --     ease of assembly;
   --     improved thermal management;
   --     reduced power consumption; and
   --     critical component (laser) alignment.

Due to the unique dimensional, thermal and electrical capabilities of our PIMIC interconnect technology, our products have become an essential component in:

   --     fiber optic transmitters, receivers and amplifiers;
   -- cable trunk amplifiers, line extenders, pre-amplifiers and power doublers; and
   --     point-to-point and point-to-multipoint microwave radios.

Thin film interconnect technology allows fiber optic module manufacturers such as Nortel Networks, Lucent Technologies and JDS Uniphase to achieve maximum performance with a low cost of ownership and a high level of quality. Exacting laser, optical lens and diode placement requirements, coupled with stringent thermal management needs, make our advanced optical interconnect technology a market leading choice among the major fiber optic module manufacturers. Continued migration from 2.5 gigabit, or Gbit, transmission rates to 10 Gbit and 40 Gbit transmission rates results in increased output power levels and operating frequencies further driving the need for our advanced optical interconnect technology.

Our products also play an increasingly important role in the development and expansion of the broadband cable and HFC architecture. Applications in trunk amplifiers, line extenders, pre-amplifiers, post-amplifiers and power doublers has enabled greater bandwidth, improved loss characteristics and increased channel capability at the systems level. Additionally, in the wireless marketplace, the advance of dual and tri-mode handsets has resulted in our design of a series of miniaturized diplexers and triplexers for these communications devices.

Our high-speed test equipment provides product enhancements to communications systems manufacturers. Our line of frequency synthesizers offers the best combination of high-speed and low phase noise available covering all communications frequencies. Our FS1000 is a microwave frequency synthesizer that has been developed to support the requirements of mixed signal test systems used in the semiconductor market. Our test systems are designed to dramatically reduce test time for radio frequency semiconductors which allows end users to increase throughput without increasing costs. These benefits are derived from a design architecture that yields superior phase noise and switching speed performance--technology for which we believe we are well-known in the industry.

  Satellite Market

We have been a designer and supplier of silicon integrated circuits for almost 20 years. Our products include both custom and standard integrated circuits such as databuses, transceivers, microcontrollers, microprocessors and memories. Many of these circuits are radiation tolerant for satellite and space applications. Our products are on over 100 aerospace platforms. Our standard and semicustom circuits are available in the latest 0.6 and 0.25 micron silicon wafer technologies. The standard circuits include the primary processor, memory and databus functionality, and the semi-custom gate arrays are available with up to three million usable gates. These gate arrays are available in both radiation tolerant and non-radiation tolerant technologies and have been used frequently to replace field programmable gate array implementations. We have pioneered the use of commercial foundries to produce radiation tolerant components, known as Commercial RadHard, for the commercial space marketplace.

We are one of the world's leading manufacturers of space hybrid microcircuits. We hold several prime space contractor certifications. We offer numerous application specific multi-function modules and hybrid designs which are highly reliable, small and lightweight, attributes that are significant for space components.

Our test system products allow communication manufacturers to test communication satellite payloads and transmit/receive modules faster and more economically than ever before. Our digital signal processing equipment and proprietary software algorithms allow users to simultaneously measure multiple functions, eliminating the need for individual instruments. These testers are based on our proprietary software, firmware, frequency conversion and high speed data acquisition technologies and allow for higher throughputs and increased flexibility.

  Isolator Products

We also design, develop, manufacture and sell shock and vibration isolation systems. These devices include rubber and spring shock, vibration and noise control devices. Purchasers of isolators are manufacturers or users of equipment sensitive to shock and vibration who need to reduce shock/vibration to levels compatible with equipment fragility to extend the useful life of their equipment. There are multiple markets for isolation systems including commercial, industrial and defense.

CUSTOMERS

We have hundreds of customers in the communications, aerospace/defense and transportation industries. In fiscal 1999, except for Lockheed Martin and Lucent Technologies, no one customer accounted for more than 10% of our net sales. The table below lists some of our customers.

          BROADBAND MARKET                           CUSTOMERS
----------------------------------------------------------------------------
  Fiber Optics                         Nortel Networks
                                       Lucent Technologies
                                       JDS Uniphase
                                       Agilent Technologies
                                       Ortel
                                       Tyco International
----------------------------------------------------------------------------
  Cable                                Motorola
                                       Ortel
                                       REMEC
----------------------------------------------------------------------------
  Wireless                             Agilent Technologies
                                       Motorola
                                       Algon
                                       Teradyne
----------------------------------------------------------------------------
  Satellite                            Hughes Space & Communications
                                       Loral Space & Communications
                                       TRW
                                       Alcatel
                                       Matra Marconi

MARKETING AND DISTRIBUTION

We use a team-based sales approach to assist our personnel to closely manage relationships at multiple levels of the customer's organization, including management, engineering and purchasing personnel. Our integrated sales approach involves a team consisting of a senior executive, a business development specialist and members of our engineering department. Our use of experienced engineering personnel as part of the sales effort enables close technical collaboration with our customers during the design and qualification phase of new communications equipment. We believe that this is critical to the integration of our product into our customers' equipment. Some of our executive officers are also involved in all aspects of our relationships with our major customers and work closely with their senior management. We also use manufacturers' representatives and independent sales representatives as needed.

RESEARCH AND DEVELOPMENT

Our research and development efforts primarily involve engineering and design relating to:

   --     developing new products;
   --     improving existing products;
   --     adapting such products to new applications; and
   --     developing prototype components to bid on specific programs.

Certain product development costs are recoverable under contractual arrangements. The costs of our self-funded research activities were approximately $3.3 million for fiscal 1997, $5.2 million for fiscal 1998 and $9.6 million for fiscal 1999. The increases are primarily attributable to our development of a low-cost, high speed, high performance frequency synthesizer intended for commercial communication test systems. In addition, in fiscal 1999, our research and development expenses included those of UTMC Microelectronic Systems from February 1999. Also, in connection with our acquisition of UTMC Microelectronic Systems in February 1999, we allocated $3.5 million of the purchase price to incomplete research and development projects. Since the research and development projects had not reached technological feasibility, we expensed $3.5 million in addition to the $9.6 million in fiscal 1999, in accordance with generally accepted accounting principles.

BACKLOG


We include in backlog firm purchase orders or contracts providing for delivery of products and services. At March 31, 2000, our order backlog was approximately $103.8 million. At June 30, 1999, our order backlog was approximately $93.8 million, approximately 85% of which was scheduled to be delivered on or before June 30, 2000, compared to an order backlog of approximately $80.1 million at June 30, 1998. Approximately 58% of our backlog at June 30, 1999 represented commercial contracts and approximately 42% of this backlog represented defense contracts. Generally, government contracts are cancellable with payment to us of amounts which we have spent under the contract together with a reasonable profit, if any, while commercial contracts are not cancellable.


COMPETITION

In all phases of our operations, we compete primarily based on performance and price. In the manufacture of microelectronics, we believe our primary competitors are NTK, Texas Instruments, ILC/Data Devices, Lockheed Martin, Honeywell International and Kyocera International. In the manufacture of instrument products, we believe our primary competitors are Agilent Technologies and Rhode & Schwarz. In the manufacture of isolators, we believe our primary competitor is Barry Controls. We also experience significant competition from the in-house capabilities of our current and potential customers. We believe that in all of our operations we compete favorably in the principal areas of:

   --     technology;
   --     performance;
   --     reliability;
   --     quality;
   --     customer service; and
   --     price.

MANUFACTURING

We assemble, test, package and ship products at our manufacturing facilities located in:

   --     Colorado Springs, Colorado;
   --     Boca Raton, Florida;
   --     Bloomingdale, New Jersey;
   --     Farmingdale, New York;
   --     Pearl River, New York;
   --     Plainview, New York;
   --     Powell, Ohio;
   --     Richardson, Texas; and
   --     Elancourt, France.

We have been manufacturing products for defense programs for many years in compliance with stringent military specifications. Our microelectronic module manufacturing is certified to the status of Class "K," which means qualified for space. We believe we have brought to the commercial market the manufacturing quality and discipline we have demonstrated in the defense market. For example, our

Plainview and Farmingdale manufacturing plants are international standards organization, or ISO, -9001 certified, as well as certified to the more stringent Boeing D1-9000 standard, our Colorado Springs plant is ISO-9000 certified and all three of these plants are qualified manufacturers list, or QML, suppliers at various levels.

Historically, our volume production requirements for the defense market did not justify our widespread implementation of highly automated manufacturing processes. Over the last several years, we have expanded our use of high volume manufacturing techniques for product assembly and testing. Accordingly, we believe that we have the manufacturing capacity required to meet the growing demand for communications products.

Although we have several sole source arrangements, all the materials and components we use, including those purchased from a sole source, are readily available and are or can be purchased from time to time in the open market. We have no long-term commitments for their purchase. No supplier provides more than 10% of our raw materials.

LEGAL PROCEEDINGS

Our former subsidiary Filtron Co. Inc., was one of several defendants named in a personal injury action initiated in 1994 by several plaintiffs in the Supreme Court of the State of New York, County of Kings. Filtron's operations were discontinued in October 1991.

The plaintiffs in the action are current or former employees of a company to whom Filtron sold RFI filters/capacitors. According to the allegations of the amended verified complaint, the plaintiffs and their dependents are seeking to recover, respectively, directly and derivatively, on diverse theories of negligence, strict liability and breach of warranty, for injuries allegedly suffered from exposure to a liquid substance or material which Filtron incorporated for a period of time in the RFI filters/capacitors which it manufactured. The plaintiffs are seeking damages which cumulatively may exceed $500 million. This action is in the discovery stage. We intend to continue to defend against this action vigorously. We believe that, considering our various defenses and that we have product liability insurance, the outcome of this action will not have a material adverse effect on us, however we cannot guarantee that will be the case.

We are involved in various other routine legal matters. We believe the outcome of these matters will not have a material adverse effect on us.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

Our executive officers and directors are as follows:

NAME                                AGE                              TITLE
----                                ---                              -----
Harvey R. Blau....................  64    Chairman of the Board and Chief Executive Officer
Michael Gorin.....................  58    President, Chief Financial Officer and Director
Leonard Borow.....................  52    Executive Vice President, Chief Operating Officer,
                                            Secretary and Director
Carl Caruso.......................  56    Vice President--Manufacturing
Charles Badlato...................  41    Treasurer and Assistant Secretary
Paul Abecassis....................  49    Director
Milton Brenner....................  72    Director
Ernest E. Courchene, Jr...........  68    Director(1)(2)
Donald S. Jones...................  71    Director(2)(3)
Eugene Novikoff...................  76    Director(1)(2)
John S. Patton....................  82    Director(1)(3)

---------------------------

(1)  Member, Compensation/Stock Option Committee
(2)  Member, Audit Committee
(3)  Member, Ethics Committee

Harvey R. Blau was appointed as our Chairman of the Board and Chief Executive Officer in October 1991. Mr. Blau had previously served as our Vice Chairman from November 1983 until October 1991 and has been a director since July 1980. Mr. Blau is also Chairman of the Board and Chief Executive Officer of Griffon Corporation and a director of Nu Horizons Electronics Corp. and Reckson Associates Realty Corp. During fiscal 1999, a subsidiary of Griffon Corporation purchased products from us for an aggregate $409,000 in various arms length transactions. Mr. Blau has been a practicing attorney in the State of New York since 1961, and is a member of the law firm of Blau, Kramer, Wactlar & Lieberman, P.C., our general counsel. We have engaged Blau, Kramer, Wactlar & Lieberman, P. C. in the past and intend to continue to retain them on an ongoing basis. During fiscal 1999, we paid Blau, Kramer, Wactlar & Lieberman approximately $393,000 in legal fees.

Michael Gorin has been employed by us in various executive positions since July 1985 and has been our President since October 1988, a director since August 1990 and Chief Financial Officer since 1991. From 1986 to October 1988, Mr. Gorin was our Vice President--Finance. From May 1980 to July 1985, Mr. Gorin was Senior Vice President of Republic National Bank of New York. For more than ten years prior to that, he was employed by Arthur Andersen & Co., becoming a partner in April 1973. Mr. Gorin is licensed as a Certified Public Accountant in the State of New York.

Leonard Borow has been employed by us in various executive positions since November 1989, has been Executive Vice President and Chief Operating Officer since October 1991, a director since November 1992 and Secretary since November 1993. Prior to joining us, Mr. Borow was President of Comstron Corporation, a manufacturer of fast switching frequency synthesizers and components, which we acquired in November 1989.

Carl Caruso has been employed by us as Vice President of Aeroflex Laboratories Incorporated since November 1989 and has been our Vice President--Manufacturing since February 1997. Prior to joining us, Mr. Caruso was Vice President of Comstron Corporation.

Charles Badlato has been employed by us in various financial positions since December 1987 and has been Treasurer since February 1994. From May 1981 until December 1987, Mr. Badlato was employed by various certified public accounting firms, most recently as an audit manager with Touche Ross & Co. Mr. Badlato is licensed as a Certified Public Accountant in the State of New York.

Paul Abecassis has been a director since August 1998. Mr. Abecassis has been an investment banker for the past 20 years. He joined Bear Stearns International Limited as a Managing Director in May 1991 and became a Senior Managing Director in September 1992. He is also a director of Bracco Diagnostics Incorporated.

Milton Brenner, until his retirement in September 1988, had been President of Aeroflex Laboratories Incorporated, one of our subsidiaries, for more than 15 years. Mr. Brenner was previously a director from 1973 to 1986 and was again elected a director in August 1988.

Ernest E. Courchene, Jr. has been a director since April 1980. Mr. Courchene currently works as a business consultant. He served from May 1987 to May 1992 as Vice Chairman and a director of Digitech Industries, Inc., a manufacturer of data communications diagnostic equipment. From May 1983 to May 1987, Mr. Courchene was President of Southport Capital Group Ltd., an investment banking firm and from March 1980 to November 1985, he was Chairman of the Board of Harbor Electronics Inc., a manufacturer of cable assemblies for the electronics industry.

Vice Admiral Donald S. Jones (USN Ret.) has been a director since November 1993. He retired from the United States government in 1987 after more than 37 years of service. From March 1988 to March 1990, Admiral Jones was Vice President for Government and International Affairs for Tracor Inc., a manufacturer of electronic products and a provider of aircraft service and repair. Since retirement, Admiral Jones also has acted as an independent consultant.

Eugene Novikoff has been a director since June 1979. Mr. Novikoff is a professional engineer and is a self-employed engineering consultant. During the period from 1972 to 1978, Mr. Novikoff was a director and Vice President in charge of development and engineering for Knogo Corporation, a manufacturing and service organization engaged in providing equipment and devices to libraries and retail businesses to reduce losses from pilferage. Since January 1979, Mr. Novikoff has been a self-employed consulting engineer.

Major General John S. Patton (USAF Ret.) has been a director since August 1985. General Patton retired from the United States government in 1978 after more than 36 years of service. Since retirement, he has acted as an independent analytical technical consultant.

                       PRINCIPAL AND SELLING STOCKHOLDERS


The following table sets forth the beneficial ownership of our common stock as of May 9, 2000 of each of our executive officers and directors, all of our executive officers and directors as a group and each person we know to beneficially own 5% or more of our outstanding common stock based solely on filings with the SEC.



                                             SHARES OF COMMON                     SHARES OF COMMON
                                            STOCK BENEFICIALLY                   STOCK BENEFICIALLY
                                            OWNED PRIOR TO THIS                   OWNED AFTER THIS
                                                OFFERING(1)       SHARES TO BE        OFFERING
                                            -------------------   SOLD IN THIS   -------------------
                                             SHARES     PERCENT     OFFERING      SHARES     PERCENT
                                            ---------   -------   ------------   ---------   -------
   EXECUTIVE OFFICERS AND DIRECTORS
   Harvey R. Blau(2)......................  1,036,084     5.3%      285,000        751,084      3.4%
   Michael Gorin(3).......................    542,537     2.8       155,000        387,537      1.8
   Leonard Borow(4).......................    858,126     4.4       215,000        643,126      3.0
   Carl Caruso(5).........................    149,418       *        38,000        111,418        *
   Charles Badlato(6).....................     75,548       *        25,000         50,548        *
   Paul Abecassis(7)......................     36,333       *         7,000         29,333        *
   Milton Brenner(8)......................    176,866       *        25,000        151,866        *
   Ernest E. Courchene, Jr.(9)............    133,440       *            --        133,440        *
   Donald S. Jones(10)....................     43,400       *            --         43,400        *
   Eugene Novikoff(10)....................     41,183       *            --         41,183        *
   John S. Patton(11).....................     60,500       *            --         60,500        *
                                            ---------               -------      ---------
   All directors and officers as a group
     (11 persons)(12).....................  3,153,435    15.1%      750,000      2,403,435     10.5%
   5% STOCKHOLDER
   State of Wisconsin Investment
     Board(13)............................  1,894,300    10.0%                   1,894,300      8.8%


---------------------------

  *   less than 1%.

 (1)  Ownership represents sole voting and investment power.

 (2) Includes options currently exercisable or exercisable within 60 days to purchase 716,667 shares of common stock. Also includes 4,651 shares held by the Blau, Kramer, Wactlar & Lieberman, P.C. Profit Sharing Plan and 199,058 shares owned by his wife, to which Mr. Blau disclaims beneficial ownership. Does not include options which are not currently exercisable or exercisable within 60 days to purchase 483,333 shares of common stock. In the event the underwriters exercise their over allotment option in full, Mr. Blau will own 2.5% of our outstanding shares.

 (3) Includes options currently exercisable or exercisable within 60 days to purchase 408,333 shares of common stock. Does not include options which are not currently exercisable or exercisable within 60 days to purchase 341,667 shares of common stock. In the event the underwriters exercise their over allotment option in full, Mr. Gorin will own 1.3% of our outstanding shares.

 (4) Includes options currently exercisable or exercisable within 60 days to purchase 408,333 shares of common stock. Also includes 8,888 shares owned by his wife to which Mr. Borow disclaims beneficial ownership. Does not include options which are not currently exercisable or exercisable within 60 days to purchase 341,667 shares of common stock. In the event the underwriters exercise their over allotment option in full, Mr. Borow will own 2.3% of our outstanding shares.

 (5) Includes options currently exercisable or exercisable within 60 days to purchase 82,917 shares of common stock. Does not include options which are not currently exercisable or exercisable within 60 days to purchase 72,083 shares of common stock.

 (6) Includes options currently exercisable or exercisable within 60 days to purchase 64,583 shares of common stock. Does not include options which are not currently exercisable or exercisable within 60 days to purchase 80,417 shares of common stock.

 (7) Includes options currently exercisable or exercisable within 60 days to purchase 18,333 shares of common stock. Does not include options which are not currently exercisable or exercisable within 60 days to purchase 26,667 shares of common stock.

 (8) Includes options currently exercisable or exercisable within 60 days to purchase 60,000 shares of common stock and 3,000 shares owned by his wife. Does not include options which are not currently exercisable or exercisable within 60 days to purchase 10,000 shares of common stock.

 (9) Includes options currently exercisable or exercisable within 60 days to purchase 60,000 shares of common stock. Does not include options which are not currently exercisable or exercisable within 60 days to purchase 10,000 shares of common stock.

(10) Includes options currently exercisable or exercisable within 60 days to purchase 40,000 shares of common stock. Does not include options which are not currently exercisable or exercisable within 60 days to purchase 10,000 shares of common stock.

(11) Includes options currently exercisable or exercisable within 60 days to purchase 59,000 shares of common stock. Does not include options which are not currently exercisable or exercisable within 60 days to purchase 10,000 shares of common stock.


(12) Includes options currently exercisable or exercisable within 60 days to purchase an aggregate of 1,958,166 shares of common stock. Does not include options which are not currently exercisable or exercisable within 60 days to purchase 1,411,834 shares of common stock. In the event the underwriters' option is exercised in full, our officers and directors will own an aggregate 8.4% of our outstanding shares.


(13) Based on information contained in a Schedule 13G, which states that the stockholder has sole voting and dispositive power with respect to such shares. The address of the stockholder is 121 East Wilson Street, Madison, Wisconsin 53707.

                        SHARES ELIGIBLE FOR FUTURE SALE


Upon completion of this offering, we will have 21,406,755 shares of common stock outstanding. Of these shares, 20,734,652 shares, including the 3,250,000 shares of common stock sold in this offering (3,737,500 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by someone who is our "affiliate", which will be subject to the limitations of Rule 144 adopted under the Securities Act. An affiliate is a person who has a control relationship with us. All of the remaining shares are deemed to be "restricted securities," as that term is defined under Rule 144.


In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including our affiliate or persons whose shares are aggregated with an affiliate, who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of the total number of outstanding shares of the same class or (2) the average weekly trading volume of the common stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been an affiliate of ours for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.


446,337 of the shares of restricted stock outstanding upon completion of this offering have been held for more than one year. Our officers and directors which own 443,464 of the restricted shares, have agreed that they will not, without the prior written consent of CIBC World Markets, sell or otherwise dispose of any shares of common stock beneficially owned by them for a period of ninety days after the effective date of this prospectus. Following expiration of the lock-up period (or earlier consent of CIBC World Markets), these shares will be eligible for sale subject to the restrictions of Rule 144. The sale of a substantial number of these shares in the public market could adversely affect prevailing market price of our common stock following the offering.

                                  UNDERWRITING

We and the selling stockholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., A.G. Edwards & Sons, Inc., Wit SoundView Corporation and Wasserstein Perella Securities, Inc. are acting as representatives of the underwriters. The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

                                                                      NUMBER
      UNDERWRITER                                                   OF SHARES
      -----------                                                   ----------
      CIBC World Markets Corp. ...................................
      A.G. Edwards & Sons, Inc. ..................................
      Wit SoundView Corporation...................................
      Wasserstein Perella Securities, Inc. .......................

                                                                    ----------
                Total.............................................   3,250,000
                                                                    ==========

This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities dealers
at such price less a concession of $     per share. The underwriters may also
allow, and such dealers may reallow, a concession not in excess of $     per
share to certain other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

The selling stockholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 487,500 additional shares from the selling stockholders to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is
exercised in full, the total price to the public will be $       million, and
the total proceeds to us will remain the same. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

                                                                               TOTAL
                                                            --------------------------------------------
                                                            WITHOUT EXERCISE OF    WITH FULL EXERCISE OF
                                               PER SHARE      OVER-ALLOTMENT          OVER-ALLOTMENT
                                               ---------    -------------------    ---------------------
                    Aeroflex.................  $                 $                       $
                    Selling Stockholders.....

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $500,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, as well as our executive officers and directors, have agreed to a 90-day "lock up" with respect to approximately 2,400,000 shares of common stock, and certain other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

   -- Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

   -- Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

   -- Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

   -- Passive market making--Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to certain limitations, until the time, if ever, at which a stabilizing bid is made.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

A prospectus in electronic format is being made available on an Internet web site maintained by Wit SoundView's affiliate, Wit Capital Corporation. Other than the prospectus in electronic format, the information on Wit Capital Corporation's web site and any information contained on any other web site maintained by Wit Capital Corporation is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

                                 LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by the law firm of Blau, Kramer, Wactlar & Lieberman, P.C., Jericho, New York. Harvey R. Blau, a member of the firm, is our Chairman and Chief Executive Officer. Mr. Blau owns 1,514,766 shares of our common stock, including options to purchase 1,200,000 shares of common stock granted pursuant to certain of our stock option plans and 199,058 shares owned by his wife, to which Mr. Blau disclaims beneficial ownership. The Blau, Kramer, Wactlar & Lieberman, P.C. Profit Sharing Plan owns 4,651 shares of our common stock, 2,830 of which have been allocated to Mr. Blau. Other members of the firm own an aggregate of 400 shares of our common stock. For the year ended June 30, 1999, we paid approximately $393,000 in legal fees to the firm. Certain matters will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

Our consolidated financial statements as of June 30, 1998 and 1999 and for each of the years in the three-year period ended June 30, 1999 have been included in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C., 20549, and at the SEC's public reference rooms in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's Website at "http://www.sec.gov."

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information about us and the shares, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of such contract or document filed as an exhibit to or incorporated by reference in the registration statement. Each statement as to the contents of such contract or document is qualified in all respects by such reference. You may obtain a copy of the registration statement, or any of our other filings with the SEC, from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or you may examine the registration statement without charge at the offices of the SEC described above.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference are:

1.     Our annual report on Form 10-K for our fiscal year ended June 30, 1999;


2. Our quarterly reports on Form 10-Q for our fiscal quarters ended September 30, 1999, December 31, 1999 and March 31, 2000;


3.     Our proxy statement filed on October 1, 1999; and

4. The description of our common stock contained in the registration statement on Form 8-A (File No. 000-02324), including all amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings at no cost, by writing or telephoning our general counsel at the following address:

       Aeroflex Incorporated
       35 South Service Road
       Plainview, New York 11803
       (516) 694-6700

                             AEROFLEX INCORPORATED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of KPMG LLP, Independent Auditors....................  F-2
Consolidated Balance Sheets at June 30, 1998 and 1999, and
  March 31, 2000 (unaudited)................................  F-3
Consolidated Statements of Earnings for the years ended June
  30, 1997, 1998 and 1999, and the nine months ended March
  31, 1999 and 2000 (unaudited).............................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended June 30, 1997, 1998 and 1999, and the nine
  months ended March 31, 2000 (unaudited)...................  F-5
Consolidated Statements of Cash Flows for the years ended
  June 30, 1997, 1998 and 1999, and the nine months ended
  March 31, 1999 and 2000 (unaudited).......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Aeroflex Incorporated Plainview, New York

We have audited the accompanying consolidated balance sheets of Aeroflex Incorporated and subsidiaries as of June 30, 1998 and 1999 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aeroflex Incorporated and subsidiaries as of June 30, 1998 and 1999 and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Melville, New York
August 10, 1999

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                    JUNE 30,
                                                              --------------------     MARCH 31,
                                                                1998        1999         2000
                                                              --------    --------    -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 24,408    $  2,714     $  6,285
  Accounts receivable, less allowance for doubtful accounts
    of $317, $381 and $413 at June 30, 1998 and 1999 and
    March 31, 2000, respectively............................    19,853      39,967       39,705
  Inventories, net..........................................    29,851      32,637       37,982
  Deferred income taxes.....................................     1,861       5,291        4,890
  Prepaid expenses and other current assets.................     1,197       2,314        3,431
                                                              --------    --------     --------
    Total current assets....................................    77,170      82,923       92,293
Property, plant and equipment, net..........................    26,994      50,802       49,474
Intangible assets acquired in connection with the purchase
  of businesses, net of accumulated amortization of $1,993,
  $3,084 and $4,279 at June 30, 1998 and 1999 and March 31,
  2000, respectively........................................     7,578      13,777       12,640
Cost in excess of fair value of net assets of businesses
  acquired, net of accumulated amortization of $2,724,
  $3,161 and $3,640 at June 30, 1998 and 1999 and March 31,
  2000, respectively........................................     9,827      14,019       13,540
Other assets................................................     2,532       3,695        4,018
                                                              --------    --------     --------
    Total assets............................................  $124,101    $165,216     $171,965
                                                              ========    ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................  $  1,755    $  6,509     $  6,450
  Accounts payable..........................................     6,668       8,070        9,045
  Accrued expenses and other current liabilities............    12,932      16,923       15,216
  Income taxes payable......................................     1,850       1,055          147
                                                              --------    --------     --------
    Total current liabilities...............................    23,205      32,557       30,858
Long-term debt..............................................     9,726      24,608       18,989
Deferred income taxes.......................................     1,156       3,582        3,059
Other long-term liabilities.................................     2,978       2,376        2,455
                                                              --------    --------     --------
Total liabilities...........................................    37,065      63,123       55,361
                                                              --------    --------     --------
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, par value $.10 per share; authorized
    1,000 shares: Series A Junior Participating Preferred
    Stock, par value $.10 per share; authorized 40 shares;
    none issued.............................................        --          --           --
  Common Stock, par value $.10 per share; authorized 40,000
    shares; issued 17,378, 18,429 and 18,895 shares at June
    30, 1998 and 1999 and March 31, 2000, respectively......     1,738       1,843        1,890
  Additional paid-in capital................................   100,481     105,720      113,158
  Retained earnings (accumulated deficit)...................   (15,178)     (5,421)       1,882
                                                              --------    --------     --------
                                                                87,041     102,142      116,930
  Less: Treasury stock, at cost (1, 6 and 41 shares at June
    30, 1998 and 1999 and March 31, 2000, respectively).....         5          49          326
                                                              --------    --------     --------
Total stockholders' equity..................................    87,036     102,093      116,604
                                                              --------    --------     --------
Total liabilities and stockholders' equity..................  $124,101    $165,216     $171,965
                                                              ========    ========     ========


                See notes to consolidated financial statements.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                           NINE MONTHS ENDED
                                            YEARS ENDED JUNE 30,               MARCH 31,
                                       -------------------------------    --------------------
                                        1997        1998        1999        1999        2000
                                       -------    --------    --------    --------    --------
                                                                              (UNAUDITED)
Net sales............................  $94,299    $118,861    $157,104    $108,430    $129,878
Cost of sales........................   63,109      77,286      98,645      69,504      84,459
                                       -------    --------    --------    --------    --------
     Gross profit....................   31,190      41,575      58,459      38,926      45,419
                                       -------    --------    --------    --------    --------
Operating costs:
  Selling, general and administrative
     costs...........................   18,175      21,545      27,763      18,306      24,456
  Research and development costs.....    3,279       5,172       9,612       6,874       7,930
  Acquired in-process research and
     development (note 2)............       --          --       3,500       3,500          --
                                       -------    --------    --------    --------    --------
     Total operating costs...........   21,454      26,717      40,875      28,680      32,386
                                       -------    --------    --------    --------    --------
Operating income.....................    9,736      14,858      17,584      10,246      13,033
                                       -------    --------    --------    --------    --------
Other expense (income):
  Interest expense...................    2,974       2,011       1,454       1,024       1,846
  Other expense (income) (including
     interest income and dividends of
     $84, $389, $781, $729 and
     $100)...........................      (93)       (309)       (777)       (734)        (16)
                                       -------    --------    --------    --------    --------
     Total other expense (income)....    2,881       1,702         677         290       1,830
                                       -------    --------    --------    --------    --------
Income before income taxes...........    6,855      13,156      16,907       9,956      11,203
Provision for income taxes...........    2,435       4,750       7,150       4,700       3,900
                                       -------    --------    --------    --------    --------
Net income...........................  $ 4,420    $  8,406    $  9,757    $  5,256    $  7,303
                                       =======    ========    ========    ========    ========
Net income per common share:
  Basic..............................  $  0.36    $   0.57    $   0.55    $   0.30    $   0.39
                                       =======    ========    ========    ========    ========
  Diluted............................  $  0.34    $   0.51    $   0.51    $   0.28    $   0.37
                                       =======    ========    ========    ========    ========
Weighted average number of common
  shares outstanding:
  Basic..............................   12,446      14,802      17,784      17,628      18,546
  Diluted............................   14,620      16,527      19,128      18,973      19,788


                See notes to consolidated financial statements.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               YEARS ENDED JUNE 30, 1997, 1998 AND 1999 (AUDITED)

              AND THE NINE MONTHS ENDED MARCH 31, 2000 (UNAUDITED)

                                 (IN THOUSANDS)


                                                   COMMON STOCK      ADDITIONAL                  TREASURY STOCK
                                                ------------------    PAID-IN     ACCUMULATED   ----------------
                                      TOTAL     SHARES   PAR VALUE    CAPITAL       DEFICIT     SHARES    COST
                                     --------   ------   ---------   ----------   -----------   ------   -------
BALANCE, JULY 1, 1996..............  $ 30,472   12,380    $1,238      $ 57,820     $(28,004)      129    $  (582)
Stock issued upon exercise of stock
  options..........................       586      278        28           290           --       (69)       268
Purchase of treasury stock.........      (438)      --        --            --           --       109       (438)
Net income.........................     4,420       --        --            --        4,420        --         --
                                     --------   ------    ------      --------     --------      ----    -------
BALANCE, JUNE 30, 1997.............    35,040   12,658     1,266        58,110      (23,584)      169       (752)
Stock issued in public offering....    31,285    2,597       260        31,025           --        --         --
Stock issued upon exercise of stock
  options and warrants.............     2,923      349        35         2,141           --      (168)       747
Stock issued upon conversion of
  debentures.......................     9,382    1,774       177         9,205           --        --         --
Net income.........................     8,406       --        --            --        8,406        --         --
                                     --------   ------    ------      --------     --------      ----    -------
BALANCE, JUNE 30, 1998.............    87,036   17,378     1,738       100,481      (15,178)        1         (5)
Stock issued upon exercise of stock
  options and warrants.............     4,967    1,051       105         4,563           --       (34)       299
Purchase of treasury stock.........      (343)      --        --            --           --        39       (343)
Deferred compensation..............       676       --        --           676           --        --         --
Net income.........................     9,757       --        --            --        9,757        --         --
                                     --------   ------    ------      --------     --------      ----    -------
BALANCE, JUNE 30, 1999.............   102,093   18,429     1,843       105,720       (5,421)        6        (49)
Stock issued upon exercise of stock
  options and warrants.............     8,934      466        47         7,174           --      (265)     1,713
Purchase of treasury stock.........    (1,990)      --        --            --           --       300     (1,990)
Deferred compensation..............       264       --        --           264           --        --         --
Net income.........................     7,303       --        --            --        7,303        --         --
                                     --------   ------    ------      --------     --------      ----    -------
BALANCE, MARCH 31, 2000............  $116,604   18,895    $1,890      $113,158     $  1,882        41    $  (326)
                                     ========   ======    ======      ========     ========      ====    =======


                See notes to consolidated financial statements.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                           NINE MONTHS ENDED
                                                               YEARS ENDED JUNE 30,            MARCH 31,
                                                           -----------------------------   -----------------
                                                            1997       1998       1999      1999      2000
                                                           -------   --------   --------   -------   -------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income.............................................  $ 4,420   $  8,406   $  9,757   $ 5,256   $ 7,303
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Acquired in-process research and development........       --         --      3,500     3,500        --
     Depreciation and amortization.......................    4,322      4,884      6,554     4,853     6,828
     Amortization of deferred gain.......................       --       (588)      (588)     (441)     (441)
     Deferred income taxes...............................      (10)     1,004      1,812      (531)     (122)
     Other...............................................       57        (10)       292        55       288
  Change in operating assets and liabilities, net of
     effects from purchase of businesses:
     Decrease (increase) in accounts receivable..........    1,421      1,975    (16,365)   (8,946)      209
     Decrease (increase) in inventories..................   (3,403)    (8,397)     3,825     2,386    (5,345)
     Decrease (increase) in prepaid expenses and other
       assets............................................      879       (633)    (2,238)   (2,225)   (1,463)
     Increase (decrease) in accounts payable, accrued
       expenses and other long-term liabilities..........      691      5,384      2,739     1,693      (271)
     Increase (decrease) in income taxes payable.........      668      1,648      2,090     3,129     3,212
                                                           -------   --------   --------   -------   -------
Net cash provided by operating activities................    9,045     13,673     11,378     8,729    10,198
                                                           -------   --------   --------   -------   -------
Cash flows from investing activities:
  Payment for purchase of businesses, net of cash
     acquired............................................     (162)      (249)   (43,656)  (43,475)       --
  Purchase of equipment, inventory and technology rights
     from Lucent Technologies............................       --     (4,435)        --        --        --
  Capital expenditures...................................   (2,931)   (10,613)    (9,104)   (6,902)   (5,424)
  Proceeds from sale of property, plant and equipment....       16        209        967       967     1,690
  Other, net.............................................       81        110        198       (10)      (39)
                                                           -------   --------   --------   -------   -------
Net cash used in investing activities....................   (2,996)   (14,978)   (51,595)  (49,420)   (3,773)
                                                           -------   --------   --------   -------   -------
Cash flows from financing activities:
  Proceeds from issuance of common shares in public
     offering............................................       --     31,781         --        --        --
  Costs in connection with public offering...............       --       (496)        --        --        --
  Borrowings under debt agreements.......................       58      6,231     24,191    24,188        --
  Debt repayments........................................   (5,719)   (13,685)    (4,663)   (3,910)   (5,678)
  Bank debt financing costs..............................       --         --       (438)     (438)       --
  Purchase of treasury stock.............................     (438)        --       (343)     (343)   (1,990)
  Proceeds from the exercise of stock options and
     warrants............................................      305      1,292      2,539     1,341     4,816
  Amounts paid for withholding taxes on stock option
     exercises...........................................     (663)    (1,512)    (5,434)   (2,381)   (2,434)
  Withholding taxes collected for stock option
     exercises...........................................      347      1,502      2,671     1,341     2,432
                                                           -------   --------   --------   -------   -------
Net cash provided by (used in) financing activities......   (6,110)    25,113     18,523    19,798    (2,854)
                                                           -------   --------   --------   -------   -------
Net increase (decrease) in cash and cash equivalents.....      (61)    23,808    (21,694)  (20,893)    3,571
Cash and cash equivalents at beginning of period.........      661        600     24,408    24,408     2,714
                                                           -------   --------   --------   -------   -------
Cash and cash equivalents at end of period...............  $   600   $ 24,408   $  2,714   $ 3,515   $ 6,285
                                                           =======   ========   ========   =======   =======


                See notes to consolidated financial statements.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (INFORMATION AS OF MARCH 31, 2000 AND FOR THE


            NINE MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)


1. a.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

  Principles of Consolidation


The accompanying consolidated financial statements include the accounts of Aeroflex Incorporated and its subsidiaries (the "Company"), all of which are wholly-owned with the exception of Europtest which is 93.4% owned as of March 31, 2000 (see Note 2). All intercompany balances and transactions have been eliminated.


  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management of the Company make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Among the more significant estimates included in the financial statements are the estimated costs to complete contracts in process. Actual results could differ from those estimates.

  Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

  Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories related to long-term contracts are recorded at cost less amounts expensed under percentage-of-completion accounting.

  Financial Instruments

The fair values of all on-balance sheet financial instruments, other than long-term debt (see Note 7), approximate book values because of the short maturity of these instruments. Amounts receivable or payable under interest rate swap agreements are accounted for as adjustments to interest expense.

  Revenue and Cost Recognition on Contracts

Revenue is recognized based upon shipments or billings. The Company records gross profit on its long-term contracts using percentage-of-completion accounting under which costs are recognized on revenues in the same relation that total estimated manufacturing costs bear to total contract value. Estimated costs at completion are based upon engineering and production estimates. Provisions for estimated losses or revisions in estimated profits on contracts-in-process are recorded in the period in which such losses or revisions are first determined.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

  Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the life of the lease or the estimated life of the asset, whichever is shorter.

  Research and Development Costs

All research and development costs are charged to expense as incurred. See Note 2 for a discussion of acquired in-process research and development.

  Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization. The excess of purchase price over the fair value of tangible assets acquired is being amortized on a straight-line basis over periods ranging from 15 to 40 years except for certain costs allocated to existing technology, assembled workforce, customer relationships and patents which are amortized over 6 to 15 years, the estimated remaining lives of the intangibles at the time they were acquired by the Company. The Company periodically evaluates the recoverability of the carrying value of its intangible assets and the related amortization periods. The Company assesses the recoverability of unamortized goodwill based on the undiscounted projected future earnings of the related businesses.

  Income Per Share

Beginning with the year ended June 30, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share." In accordance with SFAS No. 128, income per common share ("Basic EPS") is computed by dividing net income by the weighted average common shares outstanding. Income per common share assuming dilution ("Diluted EPS") is computed by dividing net income plus a pro forma addback of debenture interest by weighted average common shares outstanding plus potential dilution from the conversion of debentures and the exercise of stock options and warrants. Income per share amounts for prior periods have been restated to conform to the provisions of SFAS No. 128.

  Accounting for Stock-Based Compensation

The Company records compensation expense for employee and director stock options only if the current market price of the underlying stock exceeds the exercise price on the date of the grant. Effective July 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected not to implement the fair value based accounting method for employee and director stock options, but instead has elected to disclose the pro forma net income and pro forma net income per share for employee and director stock option grants made beginning in fiscal 1996 as if such method had been used to account for stock-based compensation cost as described in SFAS No. 123.

  Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company measures deferred tax assets and liabilities based upon the differences between the financial accounting and tax bases of assets and liabilities.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

  Reclassifications


Reclassifications have been made to the 1997, 1998 and 1999 consolidated financial statements to conform to the nine months ended March 31, 2000 presentation.


  Recent Accounting Pronouncements

Effective July 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement requires presentation of comprehensive income and its components in the financial statements. The adoption of this statement did not have a material effect on our consolidated financial statements.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company adopted this standard effective July 1, 1998, as required.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 2000. This statement requires companies to record derivatives on the balance sheet as assets or liabilities at their fair value. In certain circumstances changes in the value of such derivatives may be required to be recorded as gains or losses. Management believes that the impact of this statement will not have a material effect on the Company's consolidated financial statements.

b.  INTERIM FINANCIAL STATEMENTS (UNAUDITED)


The consolidated balance sheet of the Company as of March 31, 2000 and the related consolidated statements of earnings, stockholders' equity and cash flows for the nine months ended March 31, 1999 and 2000 have been prepared by the Company and are unaudited. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2000 and for all the aforementioned periods have been made.



The Company's effective income tax rates for the nine month periods ended March 31, 1999 and 2000 are based on management's expectations of the tax rates for the respective full years.



Results of operations for the nine month periods are not necessarily indicative of results of operations for the corresponding years.


2.  ACQUISITION OF BUSINESSES

  UTMC

Effective February 25, 1999, the Company acquired all of the outstanding stock of UTMC Microelectronic Systems, Inc. ("UTMC") for $42.5 million of cash. The purchase price was paid with available cash of $22.5 million and borrowings under the Company's bank loan agreement of $20.0 million. UTMC is a supplier of radiation-tolerant integrated circuits for satellite communications. The acquired company's net sales were approximately $33.4 million for the year ended December 31, 1998.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

The Company commissioned an independent asset valuation study of acquired tangible and identifiable intangible assets to serve as a basis for allocation of the purchase price. Based on this study, the Company allocated the purchase price, including acquisition costs of approximately $500,000, as follows:

                                                                 (In thousands)
   Net tangible assets.........................................     $28,771
   Identifiable intangible assets..............................       6,300
   Costs in excess of fair value of net assets.................       4,429
   In-process research and development.........................       3,500
                                                                    -------
                                                                    $43,000
                                                                    =======

The identifiable intangible assets include existing technology, customer relationships and assembled work force. The identifiable intangibles and costs in excess of fair value of net assets are being amortized on a straight-line basis over 6 to 15 years based on the study described above. The acquired in-process research and development was not considered to have reached technological feasibility and, in accordance with generally accepted accounting principles, the value of such was expensed in the third quarter of fiscal 1999.


Summarized below are the unaudited pro forma results of operations of the Company as if UTMC had been acquired at the beginning of the fiscal periods presented. The $3.5 million write-off has been included in the June 30, 1999 and March 31, 1999 pro forma income but not the June 30, 1998 pro forma income in order to provide comparability to the respective actual results.



                                                      PRO FORMA YEARS ENDED
                                                             JUNE 30,               PRO FORMA
                                                      ----------------------    NINE MONTHS ENDED
                                                        1998         1999        MARCH 31, 1999
                                                      ---------    ---------    -----------------
                                                                                   (Unaudited)
                                                         (In thousands, except per share data)
   Net sales........................................  $155,371     $177,149         $128,475
   Net income.......................................    11,267        9,469            4,968
   Net income per share
     Basic..........................................  $   0.76     $   0.53         $   0.28
     Diluted........................................  $   0.69     $   0.50         $   0.26


The pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the periods presented or of future operating results of the combined companies.

  Europtest

Effective September 1, 1998, the Company acquired 90% of the stock of Europtest, S.A. (France) for approximately $1.1 million. The purchase agreement also requires that the Company purchase the remaining 10% of Europtest pro rata over a three-year period at prices determined based upon net sales of Europtest products. In October 1999, the Company purchased an additional 3.4% of Europtest's stock for approximately $54,000. Europtest develops and sells specialized software-driven test equipment used primarily in cellular, satellite and other communications applications. The acquired company's net sales were approximately $1.9 million for the year ended March 31, 1998. On a pro forma basis, had the Europtest acquisition taken place as of the beginning of the periods presented, results of operations for

                     AEROFLEX INCORPORATED AND SUBSIDIARIES
those periods would not have been materially affected. The purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values.

  Lintek

In January 1995, the Company acquired substantially all of the net operating assets of Lintek, Inc. ("Lintek") for $537,000 plus contingent consideration based on the next five years' earnings to a maximum of an additional $675,000. Additional consideration of $63,000, $162,000, $250,000 and $200,000 was earned as of December 31, 1995, 1996, 1997 and 1998 and paid in February 1996 and 1997, March 1998 and February 1999, respectively. Such amounts have been treated as cost in excess of fair value of net assets acquired. Lintek designs, develops and manufactures radar cross section and antenna pattern measurement systems for commercial and military applications, as well as surface penetrating radars.

The acquisitions have been accounted for as purchases and, accordingly, the acquired assets and liabilities assumed have been recorded at their estimated fair values at the respective dates of acquisition. The operating results of UTMC, Europtest and Lintek are included in the consolidated statements of earnings from the respective acquisition dates.

3.  ACQUISITION OF ASSETS FROM LUCENT TECHNOLOGIES

Effective July 1, 1997, the Company's subsidiary, MIC Technology ("MIC"), acquired certain equipment, inventory, licenses for technology and patents of two of Lucent Technologies' microelectronics components units--multi-chip modules and film integrated circuits--for $4.4 million in cash. These units manufacture microelectronic modules and interconnect products. The Company has also signed a multi-year supply agreement to provide Lucent with film integrated circuits for use in telecommunications applications. The purchase price has been allocated to the assets acquired, based on their fair values, and certain obligations assumed relating to the agreements.

4.  INVENTORIES

Inventories consist of the following:


                                                                  JUNE 30,
                                                             ------------------     MARCH 31,
                                                              1998       1999         2000
                                                             -------    -------    -----------
                                                                                   (Unaudited)
                                                                      (In thousands)
   Raw materials...........................................  $12,012    $18,441      $20,472
   Work-in-process.........................................   12,737     11,148       13,304
   Finished goods..........................................    5,102      3,048        4,206
                                                             -------    -------      -------
                                                             $29,851    $32,637      $37,982
                                                             =======    =======      =======


Inventories include contracts-in-process of $13.2 million and $9.6 million at June 30, 1998 and 1999, respectively, which consist substantially of unbilled material, labor and overhead costs that are or were expected to be billed during the succeeding fiscal year.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

5.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

                                                                   JUNE 30,          ESTIMATED
                                                              ------------------    USEFUL LIFE
                                                               1998       1999       IN YEARS
                                                              -------    -------    -----------
                                                                (In thousands)
   Land.....................................................  $   725    $ 4,725
   Building and leasehold improvements......................   17,479     32,353      2 to 40
   Machinery, equipment, tools and dies.....................   29,400     37,727      3 to 10
   Furniture and fixtures...................................    5,968      7,521      5 to 10
   Assets recorded under capital leases.....................    2,334      2,334      5 to 10
                                                              -------    -------
                                                               55,906     84,660
   Less accumulated depreciation and amortization...........   28,912     33,858
                                                              -------    -------
                                                              $26,994    $50,802
                                                              =======    =======

In July 1998, the Company purchased a previously leased operating facility in Pearl River, New York for $2.5 million in cash.

Repairs and maintenance expense on property, plant and equipment was $1.1 million, $1.4 million and $2.3 million for the years ended June 30, 1997, 1998 and 1999, respectively.

6.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities include accrued salaries, wages and other compensation of $4.3 million and $7.1 million at June 30, 1998 and 1999, respectively.

7.  LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt consists of the following:


                                                                  JUNE 30,
                                                             ------------------     MARCH 31,
                                                              1998       1999         2000
                                                             -------    -------    -----------
                                                                                   (Unaudited)
                                                                      (In thousands)
   Revolving credit, term loan and mortgage agreement(a)...  $ 4,720    $21,853      $17,117
   Building mortgage(b)....................................       --      4,165        3,965
   Equipment loans(c)......................................    5,624      4,877        4,277
   Capitalized lease obligations...........................    1,019        124           --
   Other...................................................      118         98           80
                                                             -------    -------      -------
                                                              11,481     31,117       25,439
   Less current maturities.................................    1,755      6,509        6,450
                                                             -------    -------      -------
                                                             $ 9,726    $24,608      $18,989
                                                             =======    =======      =======

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

Aggregate long-term debt as of June 30, 1999 matures in each fiscal year as follows:

                                                                 (In thousands)
   2000........................................................     $ 6,509
   2001........................................................       6,422
   2002........................................................       6,455
   2003........................................................       4,695
   2004........................................................       1,044
   Thereafter..................................................       5,992
                                                                    -------
                                                                    $31,117
                                                                    =======

Interest paid was $2.6 million, $2.1 million and $1.6 million during the years ended June 30, 1997, 1998 and 1999, respectively.


     (a) As of February 25, 1999, the Company replaced a previous agreement with a revised revolving credit, term loan and mortgage agreement with two banks which is secured by substantially all of the Company's assets not otherwise encumbered. The agreement provides for a revolving credit line of $23.0 million, a term loan of $20.0 million and a mortgage on the Company's Plainview property for $4.5 million. The revolving credit and term loans expire in December 2002. The term loan is payable in quarterly installments of $1.25 million beginning September 30, 1999 with final payment on December 31, 2002. As of March 31, 2000, the outstanding term loan was $13.0 million. The interest rate on borrowings under this agreement is at various rates depending upon certain financial ratios, with the current rate substantially equivalent to 30-day LIBOR (approximately 6.1% at March 31, 2000) plus 1.50% on the revolving credit borrowings and LIBOR plus 1.75% on the term loan borrowings. The Company paid a facility fee of $100,000 and is required to pay a commitment fee of .25% per annum of the average unused portion of the credit line. The mortgage is payable in monthly installments of approximately $26,000 through March 2008 and a balloon payment of $1.6 million in April 2008. The Company has entered into an interest rate swap agreement for the outstanding amount under the mortgage agreement at approximately 7.6% in order to reduce the interest rate risk associated with these borrowings. The fair market value of the interest rate swap agreement was $40,000 as of June 30, 1999 in favor of the Company.



             The terms of the agreement require compliance with certain covenants including minimum consolidated tangible net worth and pretax earnings, maintenance of certain financial ratios, limitations on capital expenditures and indebtedness and prohibition of the payment of cash dividends. In connection with the purchase of certain materials for use in manufacturing, the Company has a letter of credit facility of $2.0 million. At March 31, 2000, the Company's available unused line of credit was $21.0 million after consideration of the letter of credit.


     (b) In December 1998, the Company financed the acquisition and renovation of the land and building of its Pearl River, NY facility and received proceeds amounting to $4.2 million. These borrowings are payable in annual installments of approximately $200,000 through 2019.

     (c) During the year ended June 30, 1998, the Company entered into equipment loans with two banks totaling $6.2 million. The loans are repayable monthly through July 2004 and bear interest at a floating rate 200 basis points above the 30-day LIBOR. The Company believes

                     AEROFLEX INCORPORATED AND SUBSIDIARIES
             that the carrying amount of this debt approximates fair value since the interest rate is variable and the margins are consistent with those available to the Company under similar terms.

8.  SENIOR SUBORDINATED CONVERTIBLE DEBENTURES

During June 1994, the Company completed a sale of $10.0 million principal amount of 7 1/2% Senior Subordinated Convertible Debentures to non-U.S. persons. The net proceeds from the offering were used initially to retire certain bank indebtedness and for general working capital with excess proceeds placed in temporary short-term bank related investments until ultimately used for the purchase of MIC in fiscal 1996. The debentures were convertible into the Company's Common Stock at a price of $5.625 per share. On September 8, 1997, the Company called for the redemption of all outstanding 7 1/2% Senior Subordinated Convertible Debentures at 104.5% of the principal amount. All of the principal amount of the Company's 7 1/2% Senior Subordinated Convertible Debentures was converted. In connection with the conversions, $599,000 of deferred bond issuance costs were charged to additional paid-in capital.

9.  STOCKHOLDERS' EQUITY

  (a)  Common Stock Offering

In March 1998, the Company sold 2.6 million shares of its Common Stock in a public offering for $31.3 million, net of an underwriting discount of $2.0 million and issuance costs of $496,000. Of these net proceeds, $9.6 million was used to repay bank indebtedness. The balance of the net proceeds was used primarily for the purchase of UTMC.

  (b)  Stock Options and Warrants


Under the Company's stock option plans, options may be granted to purchase shares of the Company's Common Stock exercisable at prices equal to the fair market value on the date of grant. During 1990, the Company's shareholders approved the Non-Qualified Stock Option Plan (the "NQSOP"). In December 1993, the Board of Directors adopted the Outside Director Stock Option Plan (the "Directors' Plan") which provides for options to non-employee directors, which become exercisable in three installments and expire ten years from the date of grant. The Directors' Plan, as amended, covers 500,000 shares of the Company's Common Stock. In November 1994, the shareholders approved the Directors' Plan and the 1994 Non-Qualified Stock Option Plan (the "1994 Plan"). In November 1996, the shareholders approved the 1996 Stock Option Plan (the "1996 Plan"). In April 1998, the Board of Directors adopted the 1998 Stock Option Plan (the "1998 Plan"). In January 2000, the shareholders approved the 1999 Stock Option Plan (the "1999 Plan"). In March 2000, the Board of Directors adopted the 2000 Stock Option Plan (the "2000 Plan"). The NQSOP, the 1994 Plan, the 1996 Plan, the 1998 Plan and the 1999 Plan provide for options which become exercisable in one or more installments and each covers 1.5 million shares of the Company's Common Stock except for the 1999 Plan which covers 900,000 shares and the 2000 Plan which covers 750,000 shares. Options under the NQSOP and the 1994 Plan expire five years from the date of grant. Options under the 1996 Plan, the 1998 Plan, the 1999 Plan and the 2000 Plan shall expire not later than ten years from the date of grant.


The Company has also issued to employees, who are not executive officers, options to purchase 548,000 shares of Common Stock exercisable between $4.00 and $13.63 per share. Such grants were not covered by one of the above plans.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

Additional information with respect to the Company's stock options is as follows:

                                                                 WEIGHTED        SHARES
                                                                 AVERAGE         UNDER
                                                                 EXERCISE     OUTSTANDING
                                                                  PRICES        OPTIONS
                                                                 --------    --------------
                                                                             (In thousands)
   Balance, July 1, 1996.......................................   $ 3.38          3,293
   Granted.....................................................     4.47            668
   Forfeited...................................................     3.17            (71)
   Exercised...................................................     2.04           (570)
                                                                                 ------
   Balance, June 30, 1997......................................     3.83          3,320
   Granted.....................................................     9.94          1,043
   Forfeited...................................................     3.65            (35)
   Exercised...................................................     3.17           (436)
                                                                                 ------
   Balance, June 30, 1998......................................     5.54          3,892
   Granted.....................................................    11.82          1,155
   Forfeited...................................................     4.50             (3)
   Exercised...................................................     3.74         (1,460)
                                                                                 ------
   Balance, June 30, 1999......................................   $ 8.30          3,584
                                                                                 ======

During fiscal years 1997, 1998 and 1999, payroll tax on stock option exercises were withheld from employees in shares of the Company's Common Stock amounting to $316,000, $10,000 and $2.6 million, respectively, as permitted by the option plan provisions.

Options to purchase 2.2 million, 2.3 million and 1.5 million shares were exercisable at weighted average exercise prices of $3.61, $3.90 and $5.07 as of June 30, 1997, 1998 and 1999, respectively.

The options outstanding as of June 30, 1999 are summarized in ranges as follows:

                              OPTIONS OUTSTANDING

      RANGE OF      WEIGHTED AVERAGE      OPTIONS       WEIGHTED AVERAGE
   EXERCISE PRICES   EXERCISE PRICE     OUTSTANDING      REMAINING LIFE
   ---------------  ----------------   --------------   ----------------
                                       (In thousands)
   $ 3.75 - $ 5.38       $ 4.17            1,402           4.5 years
   $ 8.19 - $11.63         9.76            1,589           8.6
   $13.44 - $17.56        14.15              593           9.2
                                           -----
                                           3,584
                                           =====

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                              OPTIONS EXERCISABLE

      RANGE OF      WEIGHTED AVERAGE      OPTIONS
   EXERCISE PRICES   EXERCISE PRICE     EXERCISABLE
   ---------------  ----------------   --------------
                                       (In thousands)
   $ 3.75 - $ 5.38       $ 4.12            1,225
   $ 8.19 - $11.63         8.75              259
   $13.44 - $17.56        13.99               23
                                           -----
                                           1,507
                                           =====

As of June 30, 1999, the Company has outstanding warrants to purchase 387,000 shares of its Common Stock exercisable between $6.75 and $7.50 per share through June 2004. These warrants were issued primarily in connection with the acquisition of MIC in fiscal 1996.

  (c)  Accounting for Stock-Based Compensation.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which the Company adopted in fiscal 1997. The Company has chosen not to implement the fair value based accounting method for employee and director stock options, but has elected to disclose the pro forma net income and net income per share as if such method had been used to account for stock-based compensation cost as described in SFAS No. 123.

The per share weighted average fair value of stock options granted during fiscal 1997, 1998 and 1999 was $2.37, $7.39 and $7.50, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: 1997--expected dividend yield of 0%, risk free interest rate of 6.3%, expected stock volatility of 40%, and an expected option life of
7.4 years; 1998--expected dividend yield of 0%, risk free interest rate of 5.8%, expected stock volatility of 80%, and an expected option life of 7.4 years; 1999--expected dividend yield of 0%, risk free interest rate of 5.3%, expected stock volatility of 77%, and an expected option life of 5.1 years. The pro forma compensation cost before income taxes was $783,000, $2.0 million and $4.8 million for the years ended June 30, 1997, 1998 and 1999, respectively, based on the aforementioned fair value at the grant date only for options granted after fiscal year 1995. The Company's net income and net income per share using this pro forma compensation cost would have been:

                                                        YEARS ENDED JUNE 30,
                           ------------------------------------------------------------------------------
                                     1997                       1998                       1999
                           ------------------------   ------------------------   ------------------------
                           AS REPORTED    PRO FORMA   AS REPORTED    PRO FORMA   AS REPORTED    PRO FORMA
                           -----------    ---------   -----------    ---------   -----------    ---------
                                               (In thousands, except per share data)
   Net income............    $4,420        $3,919       $8,406        $7,112       $9,757        $6,608
   Net income per share
     Basic...............    $ 0.36        $ 0.31       $ 0.57        $ 0.48       $ 0.55        $ 0.37
     Diluted.............      0.34          0.30         0.51          0.44         0.51          0.36

Since the pro forma compensation cost reflects only options granted after fiscal year 1995, the full impact of calculating stock-based compensation costs under SFAS No. 123 is not reflected in the pro forma net income because compensation cost is recognized over the respective vesting period and compensation cost for options granted prior to fiscal year 1996 was not reflected.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

  (d)  Shareholders' Rights Plan

On August 13, 1998, the Company's Board of Directors approved a Shareholders' Rights Plan which provides for a dividend distribution of one right for each share to holders of record of the Company's Common Stock on August 31, 1998 and the issuance of one right for each share of Common Stock that shall be subsequently issued. The rights become exercisable only in the event a person or group ("Acquiring Person") accumulates 15% or more of the Company's Common Stock, or if an Acquiring Person announces an offer which would result in it owning 15% or more of the Common Stock. The rights expire on August 31, 2008. Each right will entitle the holder to buy one-thousandth of a share of Series A Junior Participating Preferred Stock, as amended, of the Company at a price of $65. In addition, upon the occurrence of a merger or other business combination, or the acquisition by an Acquiring Person of 50% or more of the Common Stock, holders of the rights, other than the Acquiring Person, will be entitled to purchase either Common Stock of the Company or common stock of the Acquiring Person at half their respective market values.

The Company will be entitled to redeem the rights for $.01 per right at any time prior to a person becoming an Acquiring Person.

  (e)  Net Income Per Share

A reconciliation of the numerators and denominators of the Basic EPS and Diluted EPS calculations is as follows:


                                                                                 NINE MONTHS ENDED
                                                      YEARS ENDED JUNE 30,           MARCH 31,
                                                   ---------------------------   -----------------
                                                    1997      1998      1999      1999      2000
                                                   -------   -------   -------   -------   -------
                                                                                    (Unaudited)
                                                        (In thousands, except per share data)
   COMPUTATION OF ADJUSTED NET INCOME:
   Net income for basic earnings per common
     share.......................................  $ 4,420   $ 8,406   $ 9,757   $ 5,256   $ 7,303
   Add: Debenture interest and amortization
     expense, net of income taxes................      504       103        --        --        --
                                                   -------   -------   -------   -------   -------
   Adjusted net income for diluted earnings per
     common share................................  $ 4,924   $ 8,509   $ 9,757   $ 5,256   $ 7,303
                                                   =======   =======   =======   =======   =======
   Computation of Adjusted Weighted Average
     Shares Outstanding..........................   12,446    14,802    17,784    17,628    18,546
   Add: Shares assumed to be issued upon
     conversion of debentures....................    1,774       392        --        --        --
   Add: Effect of dilutive options and warrants
     outstanding.................................      400     1,333     1,344     1,345     1,242
                                                   -------   -------   -------   -------   -------
   Weighted average shares used for computation
     of diluted earnings per common share........   14,620    16,527    19,128    18,973    19,788
                                                   =======   =======   =======   =======   =======
   Net Income Per Common Share:
     Basic.......................................  $  0.36   $  0.57   $  0.55   $  0.30   $  0.39
                                                   =======   =======   =======   =======   =======
     Diluted.....................................  $  0.34   $  0.51   $  0.51   $  0.28   $  0.37
                                                   =======   =======   =======   =======   =======

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

Options to purchase 1.0 million shares at exercise prices ranging between $41.03 and $49.00 per share were outstanding as of March 31, 2000 but were not included in the computation of Diluted EPS because the exercise prices of these options were greater than the average market price of the common shares.


10.  INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                                                                    YEARS ENDED JUNE 30,
                                                                 --------------------------
                                                                  1997      1998      1999
                                                                 ------    ------    ------
                                                                       (In thousands)
   Current:
     Federal...................................................  $1,752    $3,178    $4,465
     State and local...........................................     693       568       873
                                                                 ------    ------    ------
                                                                  2,445     3,746     5,338
                                                                 ------    ------    ------
   Deferred:
     Federal...................................................     404       932     1,989
     State and local...........................................    (414)       72      (177)
                                                                 ------    ------    ------
                                                                    (10)    1,004     1,812
                                                                 ------    ------    ------
                                                                 $2,435    $4,750    $7,150
                                                                 ======    ======    ======

The provision for income taxes varies from the amount computed by applying the U.S. Federal income tax rate to income before income taxes as a result of the following:

                                                                    YEARS ENDED JUNE 30,
                                                                 --------------------------
                                                                  1997      1998      1999
                                                                 ------    ------    ------
                                                                       (In thousands)
   Tax at statutory rate.......................................  $2,331    $4,505    $5,917
   Non-deductible acquired in-process research and development
     charge....................................................      --        --     1,225
   State and local income tax..................................     184       416       452
   Research and development credit.............................      --      (250)     (500)
   Other, net..................................................     (80)       79        56
                                                                 ------    ------    ------
                                                                 $2,435    $4,750    $7,150
                                                                 ======    ======    ======

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

Deferred tax assets and liabilities consist of:

                                                                      JUNE 30,
                                                                 ------------------
                                                                  1998       1999
                                                                 -------    -------
                                                                   (In thousands)
   Accounts receivable.........................................  $   106    $   160
   Inventories.................................................    1,671      5,025
   Accrued expenses............................................       84        106
                                                                 -------    -------
     Current assets............................................    1,861      5,291
                                                                 -------    -------
   Other long-term liabilities.................................      781        801
   Capital loss carryforwards..................................    2,493      2,543
   Tax loss carryforwards......................................      238      1,434
   Tax credit carryforwards....................................    3,737      3,864
   Less: valuation allowance...................................   (3,379)    (3,426)
                                                                 -------    -------
     Non-current assets........................................    3,870      5,216
                                                                 -------    -------
   Property, plant and equipment...............................   (1,848)    (3,572)
   Intangibles.................................................   (3,125)    (5,205)
   Other.......................................................      (53)       (21)
                                                                 -------    -------
     Long-term liabilities.....................................   (5,026)    (8,798)
                                                                 -------    -------
     Net non-current liabilities...............................   (1,156)    (3,582)
                                                                 -------    -------
        Total..................................................  $   705    $ 1,709
                                                                 =======    =======

In accordance with SFAS No. 109, the Company records a valuation allowance against deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized.

The Company is undergoing routine audits by various taxing authorities of its state and local income tax returns covering periods from 1994 to 1996. Management believes that the probable outcome of these various audits should not materially affect the consolidated financial statements of the Company.

The Company made income tax payments of $1.5 million, $2.1 million and $3.3 million and received refunds of $1.1 million, $26,000 and $75,000 during the years ended June 30, 1997, 1998 and 1999, respectively.

A tax benefit of $598,000, $1.6 million and $5.2 million was credited to additional paid-in capital during the years ended June 30, 1997, 1998 and 1999, respectively in connection with the exercise of stock options and warrants.

11.  EMPLOYMENT CONTRACTS

As of June 30, 1999, the Company has employment agreements with certain of its officers for periods through June 30, 2004 with annual remuneration ranging from $180,000 to $350,000, plus cost of living adjustments and, in some cases, additional compensation based upon earnings of the Company. Future aggregate minimum payments under these contracts are $1.2 million per year. Certain of the contracts provide for a three-year consulting period at the expiration of the employment term at two-thirds of salary. In addition, these officers have the option to terminate their employment agreements upon change in

                     AEROFLEX INCORPORATED AND SUBSIDIARIES
control of the Company, as defined, and receive lump sum payments equal to the salary and bonus, if any, for the remainder of the term.

12.  EMPLOYEE BENEFIT PLANS

The Aeroflex Incorporated Employees' 401(k) Plan (the "ARX 401(k)") was established pursuant to Section 401(k) of the Internal Revenue Code. All employees of the Company and certain subsidiaries who are not members of a collective bargaining agreement may participate in the ARX 401(k). Each participant has the option to contribute a portion of his or her compensation.

For each of the 1997, 1998 and 1999 calendar years, the Board of Directors has elected to provide an employer contribution, which vests immediately, equal to 30%, 30% and 40%, respectively of employee contributions subject to certain limitations. The ARX 401(k) expense for the fiscal years ended June 30, 1997, 1998 and 1999 was $263,000, $298,000 and $507,000, respectively.

Employees of MIC, who are excluded from the ARX 401(k), are eligible to participate in the MIC 401(k) and Profit Sharing Plan (the "MIC Plan"). In addition to contributing a portion of his or her compensation and receiving an employer contribution, eligible employees also receive an allocation of a discretionary share of the MIC profits. The MIC Plan expense was $450,000, $512,000 and $500,000 for the fiscal years ended June 30, 1997, 1998 and 1999, respectively.

Effective January 1, 1994, the Company established a Supplemental Executive Retirement Plan (the "SERP") which provides retirement, death and disability benefits to certain of its officers. The SERP expense for the fiscal years ended June 30, 1997, 1998 and 1999 was $300,000, $324,000 and $384,000, respectively.
The assets of the SERP are held in a Rabbi Trust and amounted to $744,000 and $1.2 million at June 30, 1998 and 1999, respectively. The accumulated benefit obligation was $1.7 million and $2.0 million at June 30, 1998 and 1999, respectively. No participants are currently receiving benefits.

13.  COMMITMENTS AND CONTINGENCIES

  Operating Leases

Several of the Company's operating facilities and certain machinery and equipment are leased under agreements expiring through 2005. The leases for machinery and equipment generally contain options to purchase at the then fair market value of the related leased assets.

Future minimum payments under operating leases as of June 30, 1999 are as follows for the fiscal years:

                                                                 (In thousands)
   2000........................................................      $2,191
   2001........................................................       1,990
   2002........................................................       1,677
   2003........................................................       1,598
   2004........................................................         783
   Thereafter..................................................         361
                                                                     ------
                                                                     $8,600
                                                                     ======

Rental expense was $1.6 million, $1.9 million and $2.3 million during the fiscal years 1997, 1998 and 1999, respectively.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

  Legal Matters

A subsidiary of the Company whose operations were discontinued in 1991, is one of several defendants named in a personal injury action initiated in August 1994, by a group of plaintiffs. The plaintiffs are seeking damages which cumulatively exceed $500 million. The complaint alleges, among other things, that the plaintiffs suffered injuries from exposure to substances contained in products sold by the subsidiary to one of its customers. This action is in the discovery stage. Based upon available information and considering its various defenses, together with its product liability insurance, in the opinion of management of the Company the outcome of the action against its subsidiary will not have a materially adverse effect on the Company's consolidated financial statements.

The Company is involved in various other routine legal matters. Management believes the outcome of these matters will not have a materially adverse effect on the Company's consolidated financial statements.

14.  BUSINESS SEGMENTS

The Company's business segments and major products included in each segment, are as follows:

MICROELECTRONICS:

     a)     Microelectronic Modules

     b)     Thin Film Interconnects

     c)     Integrated Circuits

TEST, MEASUREMENT AND OTHER ELECTRONICS:

     a)     Instrument Products

     b)     Motion Control Systems

             --     Scanning devices
             --     Stabilization and tracking devices
             --     Magnetic devices

ISOLATOR PRODUCTS:

     a)     Commercial spring and rubber isolators

     b)     Industrial spring and rubber isolators

     c)     Military wire-rope isolators

The Company is a manufacturer of advanced technology systems and components for commercial industry, government and defense contractors. Approximately 50%, 42% and 41% of the Company's sales for the fiscal years 1997, 1998 and 1999, respectively, were to agencies of the United States government or to prime defense contractors or subcontractors of the United States government. The only customers which constituted more than 10% of the Company's sales during any year in the period presented were Lockheed Martin and Hughes which comprised 13.3% and 11.7% of sales in fiscal year 1997, respectively, Lucent Technologies which comprised 15.5% of sales in fiscal year 1998 and Lockheed Martin and Lucent Technologies which comprised 12.2% and 11.4% of sales in fiscal year 1999, respectively. The Company's customers are located primarily in the United States, but export sales accounted for 8.8%, 5.5% and 7.7% in fiscal years 1997, 1998 and 1999, respectively.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                                                                            NINE MONTHS ENDED
                                               YEARS ENDED JUNE 30,             MARCH 31,
                                           -----------------------------   -------------------
                                            1997       1998       1999       1999       2000
                                           -------   --------   --------   --------   --------
                                                                               (Unaudited)
                                                             (In thousands)
BUSINESS SEGMENT DATA:
Net sales:
  Microelectronics.......................  $48,462   $ 74,263   $ 96,846   $ 68,094   $ 75,986
  Test, Measurement and Other
     Electronics.........................   28,144     25,685     41,515     26,938     39,743
  Isolator Products......................   17,693     18,913     18,743     13,398     14,149
                                           -------   --------   --------   --------   --------
     Net sales...........................  $94,299   $118,861   $157,104   $108,430   $129,878
                                           =======   ========   ========   ========   ========
Operating income:
  Microelectronics.......................  $ 6,644   $ 14,147   $ 20,104   $ 13,647   $ 12,710
  Test, Measurement and Other
     Electronics.........................    2,762        996      3,134      1,528      1,651
  Isolator Products......................    2,844      3,063      2,108      1,544      1,776
  General corporate expenses.............   (2,514)    (3,348)    (4,262)    (2,973)    (3,104)
                                           -------   --------   --------   --------   --------
                                             9,736     14,858     21,084     13,746     13,033
Acquired in-process research and
  development(1).........................       --         --     (3,500)    (3,500)        --
  Interest expense.......................   (2,974)    (2,011)    (1,454)    (1,024)    (1,846)
  Other income (expense), net............       93        309        777        734         16
                                           -------   --------   --------   --------   --------
  Income before income taxes.............  $ 6,855   $ 13,156   $ 16,907   $  9,956   $ 11,203
                                           =======   ========   ========   ========   ========
Total assets:
  Microelectronics.......................  $37,741   $ 58,053   $104,222
  Test, Measurement and Other
     Electronics.........................   28,603     27,522     43,958
  Isolator Products......................    9,700     10,163     10,020
  Corporate..............................    5,003     28,363      7,016
                                           -------   --------   --------
     Total assets........................  $81,047   $124,101   $165,216
                                           =======   ========   ========
Capital expenditures:
  Microelectronics.......................  $ 1,637   $  8,792   $  6,955
  Test, Measurement and Other
     Electronics.........................      996        848      1,559
  Isolator Products......................      293        970        586
  Corporate..............................        5          3          4
                                           -------   --------   --------
     Total capital expenditures..........  $ 2,931   $ 10,613   $  9,104
                                           =======   ========   ========
Depreciation and amortization expense:
  Microelectronics.......................  $ 2,230   $  2,802   $  4,112
  Test, Measurement and Other
     Electronics.........................    1,528      1,553      1,849
  Isolator Products......................      532        500        563
  Corporate..............................       32         29         30
                                           -------   --------   --------
     Total depreciation and amortization
       expense...........................  $ 4,322   $  4,884   $  6,554
                                           =======   ========   ========


---------------------------

(1) The special charge for the write-off of in-process research and development acquired in the purchase of UTMC is allocable fully to the Microelectronics segment.

--------------------------------------------------------------------------------

                                [AEROFLEX LOGO]

                                3,250,000 SHARES

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                                            , 2000

                               CIBC WORLD MARKETS
                           A.G. EDWARDS & SONS, INC.
                                 WIT SOUNDVIEW
                      WASSERSTEIN PERELLA SECURITIES, INC.

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   SEC Registration Fee........................................  $ 45,940
   Nasdaq Filing Fee...........................................    17,500
   NASD Filing Fee.............................................    17,902
   Blue Sky Fees and Expenses..................................     5,000
   Transfer Agent Fees.........................................     3,500
   Accounting Fees and Expenses................................    85,000
   Legal Fees and Expenses.....................................   150,000
   Printing and Engraving......................................    85,000
   Miscellaneous...............................................    90,158
                                                                 --------
             Total.............................................  $500,000
                                                                 ========

The Company will pay all of these expenses.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under provisions of the By-Laws of the Company, each person who is or was a director or officer of the Company may be indemnified by the Company to the full extent permitted or authorized by the General Corporation Law of Delaware.

Under such law, to the extent that such person is successful on the merits of defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of the Company, he shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action.

If unsuccessful in defense of a third-party civil suit or if a criminal suit is settled, such a person may be indemnified under such law against both (1) expenses (including attorneys' fees) and (2) judgements, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

If unsuccessful in defense of a suit brought by or in the right of the Company, or if such suit is settled, such a person may be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company except that if such a person is adjudged to be liable in such suit for negligence or misconduct in the performance of his duty to the Company, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to indemnity for such expenses.

The Company and its officers and directors are covered by officers and directors liability insurance. The policy coverage is $50,000,000, which includes reimbursement for costs and fees. There is a maximum deductible under the policy of $250,000 for each claim. The Company has entered into Indemnification Agreements with certain of its officers and directors. The Agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a Proceeding, as defined, including amounts paid in settlement by or on behalf of an Indemnitee.

ITEM 16.  EXHIBITS

    1.1    Form of Underwriting Agreement.*
    4.1    Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on
           Form S-3, File No. 333-46689)
    5      Opinion of Blau, Kramer, Wactlar & Lieberman, P.C.*
   23.1    Consent of KPMG LLP
   23.2    Consent of Blau, Kramer, Wactlar & Lieberman, P.C.*
   24      Powers of Attorney*

---------------

* Previously filed.

ITEM 17.  UNDERTAKINGS

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)  The undersigned Registrant hereby undertakes:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Plainview, New York on the 11th day of May, 2000.


                                          Aeroflex Incorporated

                                          By: /s/ HARVEY R. BLAU
                                            ------------------------------------
                                              Harvey R. Blau
                                              Chairman of the Board

                               POWER OF ATTORNEY


Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed below on May 11th, 2000 by the following persons in the capacities indicated.


                      SIGNATURE                                             TITLE
                      ---------                                             -----
/s/ HARVEY R. BLAU                                       Chairman of the Board (Chief Executive
-----------------------------------------------------    Officer)
Harvey R. Blau

/s/ MICHAEL GORIN*                                       President and Director (Chief Financial
-----------------------------------------------------    Officer and Principal Accounting Officer)
Michael Gorin

/s/ LEONARD BOROW*                                       Executive Vice President, Secretary and
-----------------------------------------------------    Director (Chief Operating Officer)
Leonard Borow

/s/ PAUL ABECASSIS*                                      Director
-----------------------------------------------------
Paul Abecassis

/s/ MILTON BRENNER*                                      Director
-----------------------------------------------------
Milton Brenner

/s/ ERNEST E. COURCHENE, JR.*                            Director
-----------------------------------------------------
Ernest E. Courchene, Jr.

/s/ DONALD S. JONES*                                     Director
-----------------------------------------------------
Donald S. Jones

                      SIGNATURE                                             TITLE
                      ---------                                             -----
/s/ EUGENE NOVIKOFF*                                     Director
-----------------------------------------------------
Eugene Novikoff

/s/ JOHN S. PATTON*                                      Director
-----------------------------------------------------
John S. Patton

*By: /s/ HARVEY R. BLAU
-----------------------------------------------------
     Attorney-In-Fact

                                 EXHIBIT INDEX

EXHIBITS
  ----      DESCRIPTION
            ------------------------------------------------------------
 1.1        Form of Underwriting Agreement.*
 4.1        Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on
            Form S-3, File No. 333-46689)
 5          Opinion of Blau, Kramer, Wactlar & Lieberman, P.C.*
23.1        Consent of KPMG LLP
23.2        Consent of Blau, Kramer, Wactlar & Lieberman, P.C.*
24          Powers of Attorney*

---------------

* Previously filed.